FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 2, 2019

001-15170

(Commission File Number)

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS DOCUMENT AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. PLEASE PAY ATTENTION TO THE IMPORTANT NOTICES ON PAGES 2 AND 3 OF THIS DOCUMENT.

Circular to Shareholders and Notice of General Meeting

Proposed Consumer Healthcare

Joint Venture with Pfizer Inc.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, fund manager, solicitor, accountant or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (“FSMA”) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

This document is a circular relating to the Transaction which has been prepared in accordance with the Listing Rules and approved by the Financial Conduct Authority (“FCA”).

If you sell or have sold or otherwise transferred all of your Ordinary Shares, please forward this document, together with the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or the transferee. If you sell or have sold or otherwise transferred only part of your holding of Ordinary Shares, you should retain this document and the accompanying documents and consult with the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

Any person (including, without limitation, custodians, nominees, and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document to any jurisdiction outside the United Kingdom should seek appropriate advice before taking any such action. The distribution of this document and any accompanying documents into jurisdictions other than the United Kingdom may be restricted by law. Any person not in the United Kingdom into whose possession this document and any accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Your attention is drawn to the letter from your Chairman which is set out in Part 1 of this document and which contains the recommendation of the Board that you vote in favour of the Resolution to be proposed at the General Meeting referred to below. Please read the whole of this document. In particular, your attention is drawn to Part 4 of this document entitled “Risk Factors”, which contains a discussion of certain risk factors that should be taken into account when considering the matters referred to in this document.

Notice of a General Meeting of the Company to be held at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD at 3.30 p.m. on Wednesday 8 May 2019 (or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned) is set out at the end of this document. A Form of Proxy for use in connection with the Resolution to be proposed at the General Meeting is also enclosed. Whether or not you intend to attend the General Meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and return it as soon as possible by post so as to be received by the Company’s registrars, Equiniti, no later than 3.30 p.m. on Friday 3 May 2019 (or, in the case of an adjournment, not later than two business days before the time fixed for the holding of the adjourned meeting). Alternatively, you may appoint a proxy electronically at www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your Form of Proxy. CREST Shareholders may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Equiniti, CREST participant ID RA19. Electronic proxy appointments must be received by no later than 3.30 p.m. on Friday 3 May 2019 (or, in the case of an adjournment, not later than two business days before the time fixed for the holding of the adjourned meeting). Completion and return of a Form of Proxy (or the electronic appointment of a proxy) will not preclude you from attending and voting in person at the General Meeting, or any adjournment thereof, if you wish to do so and are so entitled.

In the event that they do not attend the General Meeting in person, in order for holders of ADRs to vote upon the Resolution to be proposed at the General Meeting, the enclosed ADR Voting Instruction Form must be returned to the Depositary so as to be received by no later than 5.00p.m. New York City time on 30 April 2019.

A summary of the action to be taken by Shareholders is set out on page 14 of this document and in the accompanying Notice of General Meeting.

Shareholders on the register of members of the Company at the close of business 1 March 2019 have been sent this document. The record date for ADR holders was 29 March 2019.

This document does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this document or that the information in it is correct as at any subsequent time to its date.

Citi, which is authorised in the United Kingdom by the Prudential Regulation Authority (“PRA”) and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for the Company as joint sponsor and lead financial adviser and for no one else in connection with the Transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Transaction and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Citi nor for providing advice in relation to the Transaction or any other matter referred to in this document. Save for the responsibilities and liabilities, if any, of Citi under FSMA or the regulatory regime established thereunder, Citi assumes no responsibility whatsoever and make no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by the Company, or on the Company’s behalf, or by Citi, or on Citi’s behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with the Company or the Transaction. Citi accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.

J.P. Morgan Cazenove, which conducts its UK investment activities as J.P. Morgan Cazenove and which is authorised in the United Kingdom by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for the Company as joint sponsor and financial adviser and for no one else in connection with the Transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Transaction and will not be responsible to anyone other than the Company for providing the protections afforded to clients of J.P. Morgan Cazenove nor for providing advice in relation to the Transaction or any other matter referred to in this document. Save for the responsibilities and liabilities, if any, of J.P. Morgan Cazenove under FSMA or the regulatory regime established thereunder, J.P. Morgan Cazenove assumes no responsibility whatsoever and make no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by the Company, or on the Company’s behalf, or by J.P. Morgan Cazenove, or on J.P. Morgan Cazenove’s behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with the Company or the Transaction. J.P. Morgan Cazenove accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.

Greenhill, which is regulated in the United Kingdom by the FCA, is acting exclusively for the Company as financial adviser and for no one else in connection with the Transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Transaction and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Transaction or any other matter referred to in this document. Save for the responsibilities and liabilities, if any, of Greenhill under FSMA or the regulatory regime established thereunder, Greenhill assumes no responsibility whatsoever and make no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by the Company, or on the Company’s behalf, or by Greenhill, or on Greenhill’s behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with the Company or the Transaction. Greenhill accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.

THE CONTENTS OF THIS DOCUMENT OR ANY SUBSEQUENT COMMUNICATION FROM THE COMPANY OR THE FINANCIAL ADVISERS OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS ARE NOT TO BE CONSTRUED AS LEGAL, FINANCIAL OR TAX ADVICE. EACH SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN SOLICITOR, INDEPENDENT FINANCIAL ADVISER OR TAX ADVISER FOR LEGAL, FINANCIAL OR TAX ADVICE.

Capitalised terms have the meanings ascribed to them in the “Definitions” section of this document.

This document is dated 2 April 2019.

IMPORTANT NOTICES

1.	FORWARD-LOOKING STATEMENTS

This document contains statements that are, or may be deemed to be, “forward-looking statements”.

Forward-looking statements can typically be identified by the use of forward-looking terminology, including the terms “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “should” or “will”, or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions.

These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include, but are not limited to, statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, the Group’s business, results of operations, financial position, prospects, growth, strategies and the industry in which it operates, including concerning the Consumer Healthcare Joint Venture, which is the subject of the Transaction.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of operations of or financial position of the Group (including as enlarged by the Transaction), and the developments in the industry and the markets in which the Group (including as enlarged by the Transaction) operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this document. The same applies in respect of the Consumer Healthcare Joint Venture, the GSK CH Business and the Pfizer CH Business. In addition, even if the results of operations, financial position and the development of the markets and the industry in which the Group (including as enlarged by the Transaction) operates are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy and political and economic uncertainty. Shareholders should specifically consider the factors identified in this document which could cause actual results to differ before making a decision in relation to the Transaction.

Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements speak only as at the date of this document, reflect the current views and beliefs of the Board and other members of senior management based on the information currently available to them, and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Group’s operations, results of operations and growth strategy. Except as required by the FCA, the LSE or applicable law (including as may be required by the Market Abuse Regulation (Regulation 596/2014) (or any UK law or regulation governing market abuse and market disclosure following the United Kingdom’s exit from the European Union, if applicable), the Listing Rules, the Prospectus Rules and the Disclosure Guidance and Transparency Rules), GSK expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

No statement in this document is intended to be a profit forecast or profit estimate and no statement in this document should be interpreted to mean that the Company’s earnings per share, as altered by the Transaction, will necessarily match or exceed the historical or published earnings per share of the Company.

2.	NO INCORPORATION OF WEBSITE INFORMATION

Neither the content of GSK’s website or Pfizer’s website, nor the content of any website accessible from hyperlinks on GSK’s website or Pfizer’s website, is incorporated into, or forms part of, this document and investors should not rely on them.

3.	PRESENTATION OF CURRENCIES

Unless otherwise indicated, all references to “£”, “pounds” or “pounds sterling” are to the lawful currency of the United Kingdom and all references to “$”, “US$”, “US dollars” or “United States dollars” are to the lawful currency of the United States.

4.	CER AND AER GROWTH

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (“CER”) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in pounds sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. “AER” means actual exchange rates, and growth expressed in terms of AER% represents growth at actual exchange rates.

5.	SOURCES OF INFORMATION AND BASES OF CALCULATION

Unless otherwise stated, the financial information in this document relating to the GSK CH Business is based on the audited consolidated financial statements of the GSK Consumer Healthcare Group for FY2017 or FY2018 (as applicable), which were prepared under IFRS, adjusted for the differences between the perimeter of the existing business of the GSK Consumer Healthcare Group and that of the GSK CH Business (being the business that GSK will contribute to the Consumer Healthcare Joint Venture), and that relating to the Pfizer CH Business is extracted from audited carve-out accounts in respect of that business for FY2017 or unaudited carve-out accounts in respect of that business for FY2018 (as applicable), which were prepared by Pfizer under US GAAP, adjusted to exclude certain items that were allocated to the Pfizer CH Business by Pfizer in preparing those accounts but which are not within the perimeter of the Pfizer CH Business being contributed to the Consumer Healthcare Joint Venture.

Unless otherwise stated, statements regarding the market shares of the businesses and/or products of the GSK CH Business, the Pfizer CH Business and/or the Consumer Healthcare Joint Venture are sourced from Nicholas Hall 2017.

6.	TOTAL AND ADJUSTED RESULTS

GSK presents its results in terms of “total” and “adjusted” results. Total reported results represent the Group’s overall performance. GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business, as described on pages 40-42 of GSK’s 2018 Annual Report. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. GSK believes that adjusted results, when considered together with total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies. GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s published information in its entirety.

Adjusted results exclude the following items from total results, together with the tax effects of all of these items:

•	amortisation of intangible assets (excluding computer software);

•	impairment of intangible assets (excluding computer software) and goodwill;

•

major restructuring costs, which can include impairments of tangible assets and computer software, under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million, including integration costs following material acquisitions;

•	transaction-related accounting or other adjustments related to significant acquisitions;

•

proceeds and costs of disposals of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items; and

•	the impact of the enactment of the US Tax Cuts and Jobs Act in 2017.

Costs for all other ordinary course, smaller scale restructuring and legal charges and expenses are retained within both total and adjusted results.

As adjusted results include the benefits of major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in its total results. The exclusion of other Adjusting Items may result in Adjusted Earnings being materially higher or lower than Total Earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted Earnings will be higher than Total Earnings.

GSK has undertaken a number of major restructuring programmes in recent years in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions, including the major transaction with Novartis in 2015. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

7.	ROUNDING

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data have also been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

ADVISERS AND OTHERS

Joint Sponsor and Lead Financial Adviser	Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB

Joint Sponsor and Financial Adviser	J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London
E14 5JP

Financial Adviser	Greenhill & Co. International LLP
Lansdowne House
57 Berkeley Square
London
W1J 6ER

Legal Adviser to GSK (as to English law)	Slaughter and May
One Bunhill Row
London
EC1Y 8YY

Legal Adviser to GSK (as to US law)	Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Legal Adviser to the Joint Sponsors	Herbert Smith Freehills LLP
Exchange House
Primrose Street
London
EC2A 2EG

Registrar	Equiniti Limited
Aspect House
Spencer Road
Lancing
BN99 6DA

Depositary	The Bank of New York Mellon
101 Barclay Street
New York
NY 10286

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Announcement of the Transaction	19 December 2018

Publication and posting of this document, the Notice and the Form of Proxy.	2 April 2019

Latest time and date for receipt of ADR Voting Instruction Forms	5.00 p.m. (New York City time) on 30 April 2019

Latest time and date for receipt of Forms of Proxy and CREST Proxy Instructions	3.30 p.m. on 3 May 2019

General Meeting (see note 2)	3.30 p.m. on 8 May 2019

Expected date of Completion	H2 2019

Notes:

1.	All references in this document are to London times unless otherwise stated.

2.

The dates and times given in this document are based on the Company’s current expectation and may be subject to change. In particular, the General Meeting will commence at the time fixed or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned.

3.	Any changes to the timetable set out above will be announced to Shareholders.

4.

Any person who holds Ordinary Shares (including those underlying ADRs) through a broker or nominee is advised to contact his or her broker or nominee as soon as possible to confirm the latest time and date by which he or she must submit voting instructions and the process required to do so.

PART 1

LETTER FROM THE CHAIRMAN

GlaxoSmithKline plc (“GSK” or the “Company”)

(Incorporated and registered in England and Wales with registered number 3888792)

Directors	Registered office

Philip Hampton	980 Great West Road
Emma Walmsley	Brentford
Simon Dingemans	Middlesex
Iain Mackay	TW8 9GS
Dr Hal Barron
Manvinder Singh Banga
Dr Vivienne Cox
Lynn Elsenhans
Dr Laurie Glimcher
Dr Jesse Goodman
Judy Lewent
Urs Rohner

2 April 2019

Dear Shareholder,

1.	Introduction

On 19 December 2018, GSK announced a major transaction with Pfizer to combine substantially all of their respective consumer healthcare businesses into a new world-leading Consumer Healthcare Joint Venture, as described in more detail below.

Under the terms of the Transaction, GSK will have a majority controlling equity interest of 68% in the CHJV, and Pfizer will have an equity interest of 32%.

The proposed all-equity transaction represents an excellent opportunity to create a new world-leading consumer healthcare business, and to deliver further significant shareholder value. The Transaction is expected to increase cash flows in the coming years and provides an effective pathway to establishing the Consumer Healthcare Joint Venture as a new, separately listed company with its own capital structure and improved strategic options.

By virtue of Pfizer’s interest in ViiV Healthcare, the Group’s HIV business, Pfizer is deemed a related party of the Company and, as a consequence, the Transaction is a related party transaction for the Company under the Listing Rules, meaning that the Transaction is conditional upon, amongst other things, approval by Shareholders of the Resolution at a General Meeting of Shareholders that has been scheduled to take place at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD at 3.30 p.m. on Wednesday 8 May 2019 (or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned). A summary of the action to be taken by Shareholders is set out in paragraph 7 below.

The purpose of this document is to provide you with the details of the Transaction, to explain why the Board considers the Transaction to be in the best interests of the Company and its Shareholders as a whole and, accordingly, why the Board unanimously believes that you should vote in favour of the Resolution at the General Meeting.

2.	Transaction structure

The Consumer Healthcare Joint Venture will be established through the acquisition by GSK Consumer Healthcare of the Pfizer CH Business in exchange for shares in itself. In addition, GSK will transfer to GSK Consumer Healthcare certain other elements of GSK’s Consumer Healthcare Segment that are not currently part of GSK Consumer Healthcare’s existing business.

On Completion of the Transaction, GSK Consumer Healthcare will have become the holding company for the Consumer Healthcare Joint Venture with the GSK Group owning a majority controlling equity interest in GSK Consumer Healthcare of 68% and the Pfizer Group holding the remaining 32% equity interest.

More detail on the structure of the Transaction can be found in Part 3 of this document.

3.	Background to and reasons for the Transaction

The Board believes that the global consumer healthcare market remains an attractive sector for investment and growth. With an ageing global population, increased expectations for healthcare from emerging markets, and more people taking more control of their own health, the dynamics of the consumer healthcare market are favourable for those companies which can innovate and deliver new products for unmet consumer needs.

The new Consumer Healthcare Joint Venture will become the largest consumer healthcare business globally by market share, with attractive positions in key categories and geographies. These leadership positions, along with continued science-based innovation and the substantial cost synergies from the Transaction, will position the CHJV well to deliver stronger growth in sales, earnings and cash flows than the existing GSK CH Business.

In particular, the Board believes that the Transaction represents a compelling strategic opportunity to create significant value for Shareholders for the following reasons:

3.1	The Consumer Healthcare Joint Venture will have a strong portfolio of power brands with category-leading positions

The Transaction will bring together two businesses with highly complementary portfolios of trusted consumer healthcare brands, including GSK’s Sensodyne®, Voltaren® and Panadol® and Pfizer’s Advil®, Centrum® and Caltrate®. As a result, the Consumer Healthcare Joint Venture will be the global leader in OTC products in each of the categories of pain relief, respiratory, vitamin and mineral supplements, and therapeutic oral health. It will also have a top 3 position in the digestive health and OTC skin health categories. Overall, the Consumer Healthcare Joint Venture’s combined global market share in OTC products of 7.3% in for FY2017 was meaningfully ahead of its nearest competitor at 4.1%, according to Nicholas Hall 2017.

3.2	The Consumer Healthcare Joint Venture will have OTC leadership positions in key geographies

The Transaction will combine two businesses with highly complementary geographic footprints to create OTC leadership positions in some of the world’s most important markets, including number 1 positions in the United States, Germany and India, and number 2 positions in Russia and China (the second largest OTC market in the world after the United States). The CHJV will also have regional number 1 positions in Western Europe, Middle East & Africa and Asia, and a number 2 position in Latin America and Central & Eastern Europe. Overall 29% of the combined FY2017 sales of the GSK CH Business and the Pfizer CH Business were in emerging markets.

3.3	The Consumer Healthcare Joint Venture will have significant scale and has a track record of innovation

The Transaction will create a consumer healthcare business of significant scale, providing substantial opportunities to access new growth opportunities and leverage the combined cost base and financial resources of the CHJV. In particular, it will have greater flexibility to invest behind its key power brands and geographies, drive innovation, build brands and deliver stronger growth. The scale of the CHJV will also facilitate stronger relationships with retailers, pharmacies and other distribution channels, competitive procurement of advertising and media, and, as a global leader, the attraction of key talent. Delivering these scale benefits will also support future brand building and innovation. Both GSK and Pfizer have proven track records of delivering consumer healthcare innovation, including two of the most recent successful pharmaceutical-to-OTC switches in the US: Nexium® 24HR and Flonase®.

3.4	Creation of the Consumer Healthcare Joint Venture will allow substantial cost synergies to be achieved

The Transaction is expected to realise substantial annual cost savings of £0.5 billion by 2022 for expected total cash costs of £0.9 billion and non-cash charges of £0.3 billion. Planned divestments, currently targeting around £1 billion of net proceeds, are expected in the period from 2019 - 2020, and are expected to cover the cash costs of the integration and synergy realisation.

Synergies are expected to be achieved from a number of areas, including network rationalisation, logistics and infrastructure, advertising and marketing, sales and distribution and functional support. Up to 25% of the cost savings generated are intended to be reinvested in the CHJV to support innovation and other growth opportunities. Overall, the Consumer Healthcare Joint Venture will target an Adjusted Operating Margin percentage in the ‘mid-to-high 20s’ by 2022, above the pre-existing guidance for the GSK CH Business of ‘approaching mid-20s’ by 2022.

3.5	The Transaction is expected to be accretive to earnings and free cash flow

The Transaction is expected to be accretive to the Group’s Total Earnings in the second full year following Completion and to be accretive to Adjusted Earnings and free cash flow in the first full year following Completion. The strengthening of free cash flow is expected to enhance GSK’s ability to invest in its pharmaceuticals business and R&D pipeline over time, while also supporting the Group’s dividend payments. GSK continues to expect to pay a dividend of 80p per share in FY2019.1

3.6	The Consumer Healthcare Joint Venture’s management team has a proven track-record of successfully integrating businesses

GSK will have the right to appoint six of the nine directors on the CHJV Board, including the Chair of the CHJV Board. The initial Chair of the CHJV will be Emma Walmsley, CEO of GSK. Brian McNamara, currently CEO of the GSK CH Business, will be the initial CEO of the CHJV and Tobias Hestler, currently CFO of the GSK CH Business, will be the initial CFO of the CHJV.

Many of the current management team of the GSK CH Business were involved in the successful integration of the former consumer healthcare joint venture which was formed with Novartis in 2015, and have experience of delivering the substantial synergies, operating margin improvements, and revenue growth which were achieved through that transaction.

3.7

The Transaction lays the foundations for the separation of the Consumer Healthcare Joint Venture from the GSK Group to create two new UK-based global companies, and establish a pathway for improved performance and capital allocation across both businesses

The Transaction is transformational to the scale of the GSK CH Business and, as a consequence, it is intended that, within three years of Completion, GSK will separate the CHJV via a demerger of its equity interest and a listing of the CHJV on the UK equity market, as well as the establishment of a level 2 sponsored American depositary receipt program in the United States. Over this period, GSK expects to have substantially completed the integration process of the CHJV while also remaining focused on delivering progress in strengthening its pharmaceuticals business and R&D pipeline.

The intended separation of the CHJV from the Group will allow the two global companies that will result from the separation to be established with appropriate capital structures to support their future growth opportunities, investment requirements and capital allocation priorities. The CHJV is expected to have more predictable cash flows which will be able to support higher leverage levels than the GSK Group today, creating the opportunity upon separation to reduce leverage in GSK’s continuing pharmaceuticals and vaccines businesses, and supporting the investment requirements of those businesses and especially the R&D pipeline.

The Board expects that, at separation, the GSK Retained Group will be a global pharmaceuticals and vaccines company that is well-positioned to build on its R&D approach focused on the science of the immune system, genetics and advanced technologies, on which it expects to have made significant progress during the period prior to separation.

[1]

Total reported results represent the Group’s overall performance. GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business, as explained in paragraph 6 of the Important Notices on pages 6 and 7 of this document.

The separation of the CHJV and the GSK Retained Group is expected to be conditional, amongst other things, upon the approval of Shareholders and such approval will be sought at the time the separation is undertaken.

4.	Conditionality and Break Fee arrangements

Completion of the Transaction is conditional on Shareholder approval of the Resolution at the General Meeting, certain antitrust and regulatory approvals and other customary closing conditions as described more fully in Part 3 of this document. Subject to satisfaction (or waiver, where applicable) of the conditions to Completion, the Transaction is expected to close in the second half of 2019.

Pfizer will be entitled to the Break Fee of $900 million in the event that the Transaction is terminated following: (i) the Board having adversely changed, withdrawn or qualified the GSK Board Recommendation; (ii) Shareholders having voted on the Transaction and failed to approve it; or (iii) Shareholders having failed to approve the Transaction by 30 September 2019 (or, at either GSK’s or Pfizer’s option, 31 December 2019 or 31 March 2020 in the case of delayed antitrust approvals). The Break Fee arrangement is not conditional on approval of the Resolution by Shareholders.

By virtue of Pfizer being a related party of GSK under the Listing Rules, the agreement of the Break Fee constituted a smaller related party transaction within Listing Rule 11.1.10R. Prior to agreeing the Break Fee, GSK obtained written confirmation from Citi and J.P. Morgan Cazenove, as joint sponsors, that the terms of the Break Fee are fair and reasonable as far as Shareholders are concerned.

5.	Further information

Shareholders should read the whole of this document in respect of the Transaction and not just rely on the information presented in this Part 1. Further information relating to the businesses the subject of the Transaction is provided in Part 2 of this document and details of the principal terms and conditions of the Transaction are set out in Part 3.

Shareholders should also consider the Risk Factors which are described in Part 4 of this document.

6.	General Meeting

As the Transaction constitutes a related party transaction for the Company under the Listing Rules, it is necessary for Shareholders to approve the Transaction. The General Meeting has been convened for this purpose. Set out at the end of this document is a Notice convening the General Meeting. The General Meeting will be held at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD at 3.30 p.m. on Wednesday 8 May 2019 (or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned). The Transaction is conditional upon, amongst other things, the approval by Shareholders of the Resolution at the General Meeting.

Only holders of Ordinary Shares (including those underlying ADRs) are entitled to vote at the General Meeting.

As at the Latest Practicable Date, neither Pfizer nor any of its associates hold any Ordinary Shares. However, in the event that Pfizer or any of its associates acquire any Ordinary Shares after the Latest Practicable Date, Pfizer has undertaken to the Company that it will not, and will take all reasonable steps to ensure that its associates will not, vote in relation to the Resolution.

The expected future separation of the Consumer Healthcare Joint Venture through a demerger and listing on the London Stock Exchange is likely to be subject to separate legal and regulatory conditions imposed by applicable law, including any approval by Shareholders required under the Listing Rules or otherwise. For the avoidance of doubt, approval of the Resolution by Shareholders at the General Meeting will not constitute an approval of any Shareholder resolutions required to be passed in connection with a future separation of the Consumer Healthcare Joint Venture.

7.	Action to be taken

You will find enclosed with this document a Form of Proxy for use at the General Meeting.

Whether or not you intend to attend the General Meeting in person, you are asked to complete the Form of Proxy in accordance with the instructions printed on it and return it to the Company’s registrars, Equiniti, so as to arrive as soon as possible, but in any event so as to be received by no later than 3.30 p.m. on Friday 3 May 2019.

Alternatively, you may appoint a proxy electronically at www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your Form of Proxy. If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Equiniti, (CREST participant ID RA19). Electronic proxy appointments must be received no later than 3.30 p.m. on Friday 3 May 2019.

Completion and return of the Form of Proxy or the electronic appointment of a proxy will not prevent you from attending and voting in person if you wish to do so (and are so entitled).

Further details on proxy appointments and the action to be taken are set out in the Notice at the end of this document.

In the event that they do not attend the General Meeting in person, in order for holders of ADRs to vote upon the Resolution to be proposed at the General Meeting, the enclosed ADR Voting Instruction Form must be returned to the Depositary so as to be received by no later than 5.00 p.m. New York City time on 30 April 2019.

8.	Recommendation

The Board, which has been so advised by Citi and J.P. Morgan Cazenove, considers the terms of the Transaction to be fair and reasonable as far as Shareholders are concerned. In providing its advice to the Board, Citi and J.P. Morgan Cazenove have taken into account the Board’s commercial assessment of the Transaction.

The Board considers the Transaction and the Resolution to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Board unanimously recommends that you vote in favour of the Resolution to be proposed at the General Meeting, as the Directors intend to do in respect of their own beneficial holdings of 489,248 Ordinary Shares representing, in aggregate, approximately 0.01 per cent. of the issued share capital of the Company (excluding Ordinary Shares held in treasury) as at 29 March 2019, being the Latest Practicable Date.

Yours faithfully

Philip Hampton

Chairman

PART 2

INFORMATION ON THE BUSINESSES THE SUBJECT OF THE TRANSACTION

1.	Information on the Pfizer CH Business

The Pfizer CH Business, which is defined in more detail in the “Definitions” section of this document, is a leading business in the consumer healthcare market, with a portfolio of market-leading global and local brands including category-leaders such as Advil®, Centrum®, Caltrate®, Emergen-C®, Nexium® 24HR and ChapStick®.

The Pfizer CH Business’ products are marketed in more than 90 countries, including developed markets and emerging markets. The majority of revenues are generated in the US and China. The products are sold in a variety of channels including mass merchandisers, chain food, drug and convenience stores, e-commerce and wholesale outlets.

Around the world, manufacturing for the Pfizer CH Business is performed by a combination of internal and external manufacturing operations. Internal manufacturing operations are performed in eight manufacturing facilities that are predominantly dedicated to the Pfizer CH Business (which will be contributed to the Consumer Healthcare Joint Venture as part of the Transaction) and at seven facilities that are shared with other Pfizer businesses (which will not be contributed to the CHJV, but whose services will be made available to the Consumer Healthcare Joint Venture through appropriate transitional arrangements). The eight manufacturing facilities to be acquired by the CHJV are located in the US (two sites), Puerto Rico, Canada, China, Taiwan2, Italy and Romania. External manufacturing operations are performed for the Pfizer CH Business by approximately 85 contract manufacturing locations worldwide. The Pfizer CH Business operates from approximately 50 distribution centres, of which approximately 15 are dedicated to it.

The Pfizer CH Business has a track record of innovation, delivering new benefits to consumers in terms of formula, technology and forms as well as strengthening and refining existing products with enhanced claims and packaging. Development activities, which are performed primarily at the Pfizer CH Business’ Richmond, Virginia global research and development facility, have delivered innovative product variations such as the Centrum® Gender and Centrum® Gummies format, Caltrate® Chews, Nexium® ClearMinis, Advil® Liqui-Gels and Advil® Liqui-Gel Minis, Robitussin® Honey Flavor, ChapStick® Colors and Beauty Line, Emergen-C® flavors, and Emergen-Zzzz® (with Melatonin).

The following financial information in relation to the Pfizer CH Business has been extracted from data provided by Pfizer, which has been compiled under Pfizer’s accounting policies in accordance with US GAAP. Under Pfizer’s accounting policies, a 30 November year-end is adopted for its international businesses (as opposed to a 31 December year-end that would have been adopted had the information been prepared under GSK’s accounting policies).

Pfizer CH Business	2018 $m (Note 1)	2017 $m (Note 2)	AER growth	CER growth

Turnover	3,585	3,469	3%	3%
Total operating profit (notes 3 and 4)	538	471	14%	12%
Finance income and expense	0	0
Total profit before tax (notes 3 and 4)	538	471	14%	12%

1.

Financial information relating to FY2018 was extracted from unaudited combined accounts for the Pfizer CH Business prepared by Pfizer on the same basis as the PCH Audited Carve-Out Accounts in respect of FY2017 (see note 2) with the exception that certain indirect (and non-transferring) costs, such as interest and share based compensation were not allocated to the transferring business. In addition, beginning on 1 January 2018, the Pfizer CH Business adopted the amended guidance issued by the Financial Accounting Standards Board related to revenue with contracts with customers. There was no material impact to the financial information herein as a result of such adoption.

2.

Financial information relating to FY2017 was extracted from the PCH Audited Carve-Out Accounts. The PCH Audited Carve-Out Accounts were prepared in accordance with US GAAP. For operations outside of the US, the combined financial information is included for the 12 months ending on 30 November each year presented. For most of the Pfizer CH Business’ international operations, local currencies have been determined to be the functional currencies. Functional currency income and expense

[2]

The Pfizer CH Business’ title to and interest in the Taiwan manufacturing facility consists solely of an approximately 55% equity interest (held by the Pfizer CH Business) in an entity which owns and/or leases the Taiwan manufacturing facility and the land on which it is located.

amounts have been translated to their US dollar equivalents at average exchange rates for the period. The PCH Audited Carve-Out Accounts were derived by Pfizer from its consolidated financial statements and accounting records and include allocations for direct costs and indirect costs attributable under US GAAP to the operations of the Pfizer CH Business. The PCH Audited Carve-Out Accounts do not purport to reflect the results of operations for the Pfizer CH Business as if it had operated as a standalone business independent from Pfizer.
3.

Certain of the expenses allocated in the PCH Audited Carve-Out Accounts have been excluded from the results of the Pfizer CH Business shown here because they are not costs that will transfer to the Consumer Healthcare Joint Venture or to the Group more generally. They include an allocation of share based compensation expense for non-transferring employees (2017: $16 million), an allocation of net interest and other expenses (2017: $24 million) and an estimate for the expenses that were allocated for central functions and corporate costs that will not transfer and will not be charged to the Consumer Healthcare Joint Venture, or to the Group more generally, via transitional services agreements (2018: $88 million, 2017: $85 million). The unaudited combined accounts for the Pfizer CH Business prepared by Pfizer in respect of FY2018 did not include the first two allocations, so no further adjustment was necessary.

4.

In Q3 2017, as result of Hurricane Maria, the manufacturing operations of the Pfizer CH Business in Guayama, Puerto Rico temporarily became inoperable due to widespread and prolonged power outages that affected Puerto Rico as a whole. Inventory losses and overhead costs amounted to $47 million in FY2017 with a further charge of $5 million in FY2018. Normal operations resumed at the site in FY2018.

In FY2018, the Pfizer CH Business turnover grew 3% AER and 3% CER to $3,585 million (2017: $3,469 million). Revenue growth in FY2018 was driven primarily by the performance of the core supplements category, which grew 9% AER and 7% CER, led by Centrum® and Emergen-C®. The pain management category grew by 1% AER and 1% CER and was adversely impacted by third party supply constraints during the period. In other categories, the expected end of Nexium®’s three year period of exclusivity in the US, partially offset by growth in the key respiratory brand Robitussin® (benefitting from a strong cough/cold/flu season in the US) and Preparation-H®, led to an overall decline of 2% AER and CER.

Pfizer CH Business by Category	2018 $m	2017 $m	AER growth	CER growth
Core Supplements (including Centrum®, Caltrate®, Emergen-C®)	1,633	1,504	9%	7%
Pain Management (including Advil®, Thermacare®)	936	928	1%	1%
Other Categories (including Robitussin®, Nexium®, Preparation-H®, ChapStick®)	1,016	1,037	(2)%	(2)%
Total Turnover	3,585	3,469	3%	3%

North America (including Canada) is the largest region for the Pfizer CH Business by sales and generates over half of its revenues. In FY2018 turnover in this region grew by 2% AER and CER. APAC is the next largest region and grew strongly recording turnover growth of 10% AER and 8% CER. LATAM also contributed to growth, up 1% AER and 6% CER, whilst EMEA grew 3% AER but declined by 1% CER driven by declines in France, Germany and Saudi Arabia, partially offset by solid performance in other European markets including Italy.

Underpinning performance in APAC has been the continued sales growth in China of Centrum® driven by very strong expansion in e-commerce. Overall the business continues to see a very positive channel shift towards e-commerce.

Pfizer CH Business by Region	2018 $m	2017 $m	AER growth	CER growth
North America	2,054	2,017	2%	2%
APAC	656	600	10%	8%
EMEA	606	586	3%	(1)%
LATAM	268	266	1%	6%
Total Turnover	3,585	3,469	3%	3%

The following financial information has been extracted from the sources noted above and presented in accordance with the presentation of total and adjusted results used by GSK in order to allow the Pfizer CH Business and the GSK CH Business being contributed to the CHJV to be more easily compared. More details regarding GSK’s use of adjusted, non-IFRS measures are set out on pages 6 and 7 of this document.

In FY2018, total operating profit for the Pfizer CH business grew 14% AER, 12% CER to $538 million (2017: $471 million) and included intangible amortisation expenses of $84 million (2017: $84 million) and restructuring and implementation costs of $93 million (2017: $40 million).

Pfizer CH Business	2018 $m	2017 $m	AER growth	CER growth
Total operating profit	538	471	14%	12%
Intangible asset amortisation	84	84
Intangible asset impairment	—	—
Major restructuring costs	93	40
Transaction related	2	4
Divestments, significant legal and other items	2	2
Adjusted Operating Profit	719	600	20%	18%
Adjusted Operating Profit as a percentage of Turnover	20.0%	17.3%

In FY2018, the Pfizer CH Business generated Adjusted Operating Profit of $719 million (2017: $600 million), and an Adjusted Operating Margin of 20.0% (2017:17.3%). The improvement in margin resulted from reductions in cost of sales (arising from a variety of factors including the impact of Nexium® 24HR loss of exclusivity, lower costs related to Hurricane Maria and product mix) and R&D expense (due to portfolio rationalisation and lower headcount), offset by an increase in SG&A.

Based on our expectations of the future blend of profits earned in different territories, the addition of the Pfizer CH Business is not expected to have a material effect on the effective percentage tax rate on Adjusted Operating Profit of the Consumer Healthcare Joint Venture, which is expected to be in the low to mid 20s.

The Pfizer CH Business is exposed to certain other risks and liabilities, as more fully described in Part 4 of this document, which may be assumed by the CHJV following Completion.

2.	Information on the GSK CH Business

The GSK CH Business, which is defined in more detail in the “Definitions” section of this document, is one of the world’s largest consumer healthcare businesses3, and combines science and consumer insights to develop innovative everyday healthcare brands in multiple categories. Our marketing resources are targeted on the brands which deliver the strongest growth and highest returns – our seven global power brands, including Sensodyne®, Voltaren®, Panadol® and Theraflu®, and our 12 regional core brands, such as Tums® and Excedrin®. Together these brands drive the performance of the GSK CH Business and reinforce our global leadership in pain relief, respiratory and therapeutic oral health.

Each of our main categories is supported by a global innovation hub, where our scientists work in close partnership with commercial teams. This means that R&D in each of our hubs is both science-based and consumer-led and helps speed new innovations to market. The network’s footprint in Europe, the US and Asia, also enables us to stay close – and relevant – to global trends and markets.

During FY2018, we continued to strengthen our supply chain and reduce its complexity to improve efficiency. In addition, we have formally integrated it within our business, where previously some central resources and processes were shared between the consumer healthcare and pharmaceutical supply chains as a central unit. We also reorganised our supply chain on a regional basis, more closely reflecting our commercial operations, to make it more responsive and agile. Moreover, in FY2018, we sold two sites in Aiken in the US and Slough in the UK and announced the closure of three more in Ireland, the US and the Philippines, respectively, as part of our commitment to remove complexity across our network and streamline our operations. Overall since 2015, the GSK CH Business has removed four sites from its supply chain network and announced the closure of another five. We continued to streamline the number of contract manufacturers (CMOs) we use and have reduced the number of CMOs by almost 25% since 2015.

[3]	Source: Nicholas Hall 2017

History

On 2 March 2015, GSK completed a major three-part transaction with Novartis. As part of that transaction, GSK and Novartis formed a joint venture to combine the majority of GSK’s consumer healthcare business and all of Novartis’ OTC business. GSK Consumer Healthcare was the entity through which both GSK and Novartis held their equity interests in that joint venture. Some elements of GSK’s Consumer Healthcare Segment, which is defined in more detail in the “Definitions” section of this document, remained outside the scope of that transaction, including GSK’s Indian and Nigerian publicly-listed businesses, as well as some local manufacturing operations and local go-to-market capabilities in smaller territories where this activity was shared with GSK’s pharmaceutical business.

On 27 March 2018, GSK announced an agreement to acquire Novartis’ 36.5% stake in GSK Consumer Healthcare for a cash consideration of $13 billion. The acquisition of full ownership of GSK Consumer Healthcare, which was approved by GSK shareholders at a General Meeting on 3 May 2018 and which then closed on 1 June 2018, enabled GSK to take full operational and strategic control of that business and allowed GSK to retain 100% of the value and financial benefits of its performance.

The GSK CH Business to be combined with the Pfizer CH Business pursuant to the Transaction comprises predominantly the business of GSK Consumer Healthcare (being the holding company for the former joint venture with Novartis), but includes in addition certain parts of GSK’s Consumer Healthcare Segment that were out of scope of the original joint venture with Novartis, such as certain of the Group’s OTC and oral health assets in India. As was the case with the original joint venture with Novartis, GSK’s listed Nigerian subsidiary and the previously mentioned local manufacturing operations and local go-to-market capabilities in smaller territories remain outside the perimeter of the proposed Transaction.

On 3 December 2018, GSK announced the proposed divestment to the Unilever Group of the Horlicks® brand and certain other consumer healthcare nutrition products in certain territories. The majority of the business to be divested to the Unilever Group is not part of the existing business of GSK Consumer Healthcare; however, the rights to Horlicks® in some smaller territories are owned by subsidiaries of GSK Consumer Healthcare and consequently those assets, and the proceeds of their divestment, have been carved out from the Transaction with Pfizer.

Innovation

In FY2018, the GSK CH Business delivered 36 first market launches across all our categories and over 250 roll-outs of new innovations, and the proportion of its sales from products introduced in the past three years was 11%.

The GSK CH Business uses deep consumer insights and scientific and technical expertise to deliver innovations across each of its categories. For example, in oral health, we further strengthened our leadership in denture care with the delivery of two innovations to improve the experience for denture wearers. We addressed a consumer need for an easy, discreet denture-cleaning solution with the launch of Polident® Clean & Refresh wipes, which can be used anywhere without the need for water. The wipes combine a unique combination of tear-resistant tissue and a double mint solution, offering consumers a quick and effective clean and improved denture confidence. In addition, our new denture adhesive, Polident® Max Seal, has an innovative precision nozzle with a finer tip which enables exactly the right amount of fixative to be applied, creating a precise seal around the edge of the denture for a more comfortable eating experience. The successful roll-out of Sensodyne® Rapid Relief, a premium extension of our Sensodyne® brand, continued. Launched in 2017, it is designed to provide fast relief from tooth sensitivity in as little as 60 seconds. During FY2018, we introduced it in an additional 17 markets, including the US, Italy, Argentina, New Zealand and Egypt, bringing the total number of successful market launches to more than 75.

In respiratory, consumer insight inspired the packaging innovation behind Theraflu® PowerPods, a new extension of Theraflu®, our respiratory power brand. Theraflu® PowerPods, which were launched in the US, contain cold and flu relief medicine or active ingredients within a pod that can be used in single-serve coffee makers. This format was developed in response to a trend amongst US consumers away from using filter coffee machines to pod-based machines.

In pain relief, we continued the roll out of Voltaren® No Mess in an additional 13 markets in FY2018, including Russia, UK, Australia, Italy and Spain. The innovative No Mess cap was designed to address a key consumer barrier to using topical pain relief and makes the product easier and less messy to apply.

In digestive health, we launched two extensions of our Tums® brand. Tums® Gas Relief, which offers consumers multi-symptom relief from heartburn as well as gas, was introduced in our ‘chewy bites’ format which is a convenient format for the growing number of younger consumers entering this category. We also re-introduced a sugar-free version of Tums® in FY2018 for consumers looking to reduce their overall daily sugar intake.

Our consumer sensory labs enable us to listen to, understand and meet the needs of consumers. Scientists and commercial teams in these labs assess consumer reactions to products during the development process to help improve existing products and develop new ones. During FY2018, we brought our sensory labs closer to the markets in which we operate to help us understand consumer preferences in different parts of the world. For example, we developed Otrivin® Unblock & Heal in response to consumer need for a medicated spray that both relieves the congestion and nasal dryness that can accompany a cold and also helps fight the virus. We launched this triple-action spray in Europe in late 2018.

The increasing use of digital technology is revolutionising the way that consumers learn about, buy, and use healthcare products. In 2018, we created a new London-based consumer healthcare digital innovation hub. The hub is a close partnership of commercial, technology and R&D, focused on identifying and accelerating innovations in our categories to develop digitally driven brands, products and services that consumers can use to monitor, manage and improve their own health.

Performance

Total turnover for the GSK CH Business (being the business to be contributed by GSK to the CHJV) in FY2018 was £7,055 million (2017: £7,110 million), which included £81 million of sales to Group companies (2017: £115 million) and £6,974 million of external sales (2017: £6,996 million), representing 92% of the Consumer Healthcare Segment turnover (2017: 92%) reported by GSK.

In line with our overall Consumer Healthcare Segment, GSK CH Business sales in FY2018 declined 1% AER but grew 2% CER to £7,055 million, with broad-based growth in oral health and wellness partly offset by a decline in Panadol® and lower sales of smaller brands and skin health. International markets performed strongly, whilst Europe was impacted by intensifying competitive pressure in the second half. Key product performance highlights included the following:

•

In oral health, increased competitive pressures in Europe were offset by double digit growth from Sensodyne® in a number of international markets, including India and Turkey, and strong single-digit growth in the US driven by Sensodyne Rapid Relief®. Our premium gum health brand Parodontax®/Corsodyl® became the world’s fastest growing global toothpaste, outperforming the market four fold, driven by continued momentum in the US since its launch in 2017, and a strategic brand repositioning across 40 countries. Our denture care brands out-performed the category, supported by innovations including Polident® Max Seal and Polident® Clean & Refresh, further strengthening our global leadership position.

•

Respiratory sales grew in low single digits, led by Theraflu® supported by a strong cold and flu season earlier in the year. Otrivin® grew in mid-single digits, benefiting from new variants, and Flonase® returned to growth following a weaker allergy season earlier in FY2018.

•

In pain relief, sales were flat. Low single-digit growth in Voltaren®, supported by the roll-out of Voltaren® No Mess in 20 markets, and double-digit growth in Fenbid® were offset by a decline in Panadol® sales due to a change in the route-to-market model in South East Asia and the discontinuation of slow-release Panadol® products in the Nordic countries.

GSK CH Business	2018 £m	2017 £m	AER growth	CER growth
Turnover	7,055	7,110	(1)%	2%
Total operating profit (note 1)	1,134	891	27%	32%
Finance income and expense (note 2)	0	(7)
Total profit before tax (notes 1 and 2)	1,134	884	28%	33%

1.

Total operating profit is stated having excluded various one-time charges amounting to £724 million related to, amongst other things, the buyout in 2018 of Novartis’ interest in GSK Consumer Healthcare (which was accomplished via the reduction and cancellation by GSK Consumer Healthcare of its share capital owned by Novartis). The principal exclusion was the movement in the value of the liability in respect of the reduction of capital (£697 million).

2.

Finance income and expense is stated after having excluded £51 million of interest expense on a loan received by GSK Consumer Healthcare from another GSK Group company for the purpose of reducing and cancelling Novartis’ shares. This amount was eliminated on consolidation in the Group’s combined financial statements.

Total operating profit grew strongly in 2018, up 27% AER and 32% CER, reflecting reduced restructuring and impairment charges and the benefit of small disposals in the year.

GSK CH Business	2018 £m	2017 £m	AER growth	CER growth
Total operating profit	1,134	891	27%	32%
Intangible asset amortisation	26	22
Intangible asset impairment	65	172
Major restructuring costs	52	155
Transaction related	—	—
Disposals, significant legal and other items	(39)	14
Adjusted Operating Profit	1,238	1,254	(1)%	3%
Adjusted Operating Profit as a percentage of Turnover	17.6%	17.6%

Adjusted Operating Profit declined in line with turnover at 1% AER, but grew slightly ahead of turnover at 3% CER.

PART 3

PRINCIPAL TERMS AND CONDITIONS OF THE TRANSACTION

The agreements summarised below contain the principal terms and conditions of the Transaction.

1.	Stock and Asset Purchase Agreement

The Stock and Asset Purchase Agreement (or “SAPA”) was entered into on 19 December 2018 between GSK, GSK Consumer Healthcare and Pfizer, pursuant to which the parties have conditionally agreed to form the Consumer Healthcare Joint Venture through the acquisition by GSK Consumer Healthcare from Pfizer of the Pfizer CH Business and the transfer by GSK to GSK Consumer Healthcare of those parts of the GSK CH Business not already part of the business of GSK Consumer Healthcare as at the date of the SAPA.

1.1	Asset Perimeter

Under the SAPA, Pfizer will contribute to the Consumer Healthcare Joint Venture the Pfizer CH Business, comprising Pfizer’s business relating to consumer healthcare products, but excluding OTC versions of certain Pfizer products, including, among others, Viagra®, Diflucan®, Feldene® and Ponstan®. The assets contributed by GSK to the Consumer Healthcare Joint Venture will comprise the existing business of GSK Consumer Healthcare and certain other elements of GSK’s Consumer Healthcare Segment that are not currently part of GSK Consumer Healthcare’s existing business, excluding (i) the assets within the scope of, and the proceeds of, GSK’s proposed divestment of the Horlicks® brand and other consumer healthcare nutrition products to the Unilever Group (as announced on 3 December 2018), including GSK’s interests in its listed Indian subsidiary GlaxoSmithKline Consumer Healthcare Limited and its listed Bangladeshi subsidiary GlaxoSmithKline Bangladesh Limited; (ii) GSK’s interest in its listed Nigerian subsidiary, GlaxoSmithKline Consumer Nigeria plc; and (iii) any products marketed, commercialised, distributed or sold under the brand names Imitrex® or Ventolin® and all products sold under such brand names or variations or derivatives thereof.

1.2	Consideration

The consideration for the sale by Pfizer of the Pfizer CH Business to GSK Consumer Healthcare will be the issue of shares in GSK Consumer Healthcare to Pfizer or one or more members of the Pfizer Group such that, on Completion, the GSK Group will hold 680,000 A Shares and the Pfizer Group will hold 320,000 B Shares in GSK Consumer Healthcare. The A Shares and the B Shares will rank equally in all respects. The GSK Group will also hold 300,000 non-voting low-coupon preference shares with limited economic rights, which will be issued in order to facilitate the expected separation of the Consumer Healthcare Joint Venture from the GSK Group via a demerger of its equity interest. The preference shares will not affect the GSK Group’s or the Pfizer Group’s voting or other control rights in relation to the Consumer Healthcare Joint Venture.

In addition, customary adjustment payments will be made between Pfizer and GSK Consumer Healthcare in relation to cash, debt and working capital balances.

1.3	Conditions to Completion

The Transaction is conditional on the following matters:

Shareholder approval of the Resolution

The Transaction constitutes a related party transaction for GSK for the purposes of the Listing Rules and is therefore conditional upon approval of the Resolution by Shareholders at the General Meeting.

GSK has agreed that the Board will recommend that Shareholders vote in favour of the Transaction at the General Meeting (and such recommendation is set out at paragraph 8 of Part 1 of this document).

The GSK Board Recommendation is subject to provisions that allow it to be withdrawn in certain circumstances on account of the Directors’ fiduciary duties. GSK’s obligations in respect of publishing this document and convening the General Meeting are also subject to the Board not having withdrawn the GSK Board Recommendation on account of the fiduciary duties of the Directors.

Antitrust clearances

The Transaction is conditional on:

•	the required waiting period under the HSR Act applicable to the Transaction having expired or been terminated; and

•

all other approvals required under the antitrust laws of certain jurisdictions, including, amongst others, the European Union, Brazil, Canada, China, India, the UK (if the UK withdraws from the European Union and, as a result, is no longer subject to the jurisdiction of the European Union with respect to antitrust matters) and the US, having been obtained and any agreement entered into between GSK or GSK Consumer Healthcare and the competent antitrust authority of those jurisdictions in accordance with the SAPA to delay consummation of the Transaction having expired or been terminated.

GSK and Pfizer are both obliged to take all actions and do all things necessary under applicable antitrust laws to consummate the Transaction. GSK is obliged to agree to any divestitures, undertakings or commitments that may be required in order to ensure that all antitrust and regulatory approvals required in connection with the Transaction are obtained. It is GSK’s current expectation, as supported by the antitrust analysis undertaken by its advisers, that, if GSK is required to make, or to commit to make, divestitures of assets comprising the GSK CH Business and/or the Pfizer CH Business in order to obtain the antitrust and regulatory approvals required to effect Completion, the extent of such divestitures would be within the scale of the consumer healthcare divestitures that GSK already intends to make in the period from 2019 – 2020, which are currently targeting net proceeds of approximately £1 billion.

No supervening illegality

The Transaction is also conditional on there being no governmental orders restraining or otherwise prohibiting the Transaction.

No Material Adverse Effect and compliance with pre-Completion covenants

Each of GSK’s and Pfizer’s obligations to complete the Transaction are generally conditional on (i) the other’s representations and warranties being true and correct as at Completion, except to the extent that any failure to be true and correct (individually or in the aggregate) would not have a Material Adverse Effect in relation to that party’s respective contributed business and (ii) the other having performed and complied in all material respects with its pre-Completion covenants.

1.4	Break Fee

Pfizer will be entitled to the Break Fee of $900 million in the event that the SAPA is terminated following:

•	the Board having adversely changed, withdrawn or qualified the GSK Board Recommendation;

•	Shareholders having voted on the Transaction and failed to approve it; or

•	Shareholders having failed to approve the Transaction by 30 September 2019 (or, at either GSK’s or Pfizer’s option, 31 December 2019 or 31 March 2020 in the case of delayed antitrust approvals).

By virtue of Pfizer being a related party of GSK under the Listing Rules, agreement of the Break Fee arrangement, which is not conditional on approval by Shareholders, constituted a smaller related party transaction within LR 11.1.10R of the Listing Rules. Prior to agreeing the Break Fee, GSK obtained written confirmation from Citi and J.P. Morgan Cazenove, as joint sponsors, that the terms of the Break Fee are fair and reasonable as far as Shareholders are concerned.

1.5	Conduct of business before Completion

GSK, GSK Consumer Healthcare and Pfizer have each agreed to use commercially reasonable efforts to conduct the GSK CH Business and the Pfizer CH Business, respectively, in the ordinary course in all material respects and to preserve the respective businesses intact in the period prior to Completion, and that certain acts will only be undertaken with the prior consent of the other party.

1.6	Representations and warranties

Each of GSK and Pfizer has given customary and broadly reciprocal representations and warranties to each other and to GSK Consumer Healthcare relating to, amongst other things: (i) its legal status; (ii) its title to the shares and assets comprising the GSK CH Business and the Pfizer CH Business, respectively;

(iii) its entry into the SAPA and the other transaction documentation contemplated by the SAPA; (iv) the GSK CH Business and the Pfizer CH Business, respectively; and (v) certain financial information.

1.7	Indemnities

Each of GSK and Pfizer has agreed to indemnify each other and the GSK Consumer Healthcare Group in respect of losses (other than losses relating to tax, which are handled separately in the SAPA) relating to: (i) certain liabilities that the parties have agreed will be retained by the GSK Retained Group or the Pfizer Retained Group, respectively (relating, for example, to assets that the parties have agreed to carve out from the perimeter of the transaction); (ii) any breach of its covenants or agreements under the SAPA or the Ancillary Implementing Agreements; or (iii) any breach of any of its representations or warranties (other than those relating to tax, which are handled separately in the SAPA) given under the SAPA or the Ancillary Implementing Agreements as of Completion (or, in the case of representations and warranties that address matters only as of a particular date, as of such date).

Other than in relation to the specific liabilities of either the GSK CH Business or the Pfizer CH Business for which GSK Consumer Healthcare will be indemnified under the SAPA, GSK Consumer Healthcare will assume and be responsible for all of the liabilities of the GSK CH Business and the Pfizer CH Business on a going concern basis. GSK Consumer Healthcare has retained its rights to indemnification against Novartis in respect of certain liabilities of the OTC business which Novartis contributed to GSK Consumer Healthcare as part of the formation of the original consumer healthcare joint venture in March 2015.

GSK Consumer Healthcare has agreed to indemnify each of the GSK Group and the Pfizer Group in respect of losses (other than losses relating to tax, which are handled separately in the SAPA) relating to: (i) the liabilities associated with the GSK CH Business and the Pfizer CH Business (as applicable) that the parties have agreed will be assumed by the GSK Consumer Healthcare Group; (ii) certain existing liabilities of the GSK Consumer Healthcare Group; and (iii) any breach following Completion of its covenants or agreements under the SAPA or the Ancillary Implementing Agreements.

In addition, each of GSK and Pfizer has agreed to provide an indemnity from Completion, subject to customary exclusions and limitations, to the GSK Consumer Healthcare Group in respect of, amongst other things, tax liabilities of the companies, businesses or assets to be contributed to the CHJV arising in respect of the pre-Completion period.

The SAPA includes customary financial thresholds, time limitations and other limitations and exclusions in relation to indemnification claims in respect of breaches of the representations and warranties.

Each of GSK’s and Pfizer’s liability for breach of its representations and warranties is capped at $2 billion, save in relation to representations and warranties relating to: (i) its own legal status; (ii) its capacity and authority to enter into the Transaction; (iii) the legal status and capitalisation of GSK Consumer Healthcare and its subsidiaries and the Pfizer subsidiaries to be contributed to the CHJV; (iv) its title to and sufficiency of the business and assets being contributed to the CHJV; and (v) the payment of certain Transaction expenses, in which cases each of GSK’s and Pfizer’s liability is uncapped.

1.8	Termination

GSK and Pfizer may each terminate the SAPA: (i) if agreed between them; (ii) if Completion has not occurred by 30 September 2019 (which date may be extended by either party to 31 December 2019 or 31 March 2020 if the Transaction has not completed as a result of a failure to satisfy (or waive, as applicable) any of the conditions relating to the receipt of antitrust clearances); (iii) if there has been a material breach of the other party’s respective representations, warranties, covenants or agreements that has resulted in either (x) a breach of that other party’s representations and warranties as at Completion that would (individually or when aggregated with other such breaches) have a Material Adverse Effect in relation to that other party’s respective contributed business or (y) that other party failing to have performed and complied in all material respects with its agreements and covenants as required on or prior to Completion, in either case only to the extent that such breach is not capable of being remedied by 30 September 2019 (which may be extended, at either GSK’s or Pfizer’s option, to 31 December 2019 or 31 March 2020 in the case of delayed antitrust approvals); (iv) there being a governmental order permanently prohibiting the Transaction; or (v) if Shareholders do not approve the Resolution at the General Meeting. In addition, Pfizer (but not GSK) may terminate the SAPA in the event of the Board having adversely changed, withdrawn or qualified the GSK Board Recommendation.

1.9	Governing law and jurisdiction

The SAPA (and any claim arising out of or relating to it) is exclusively governed by and construed in accordance with the laws of the State of New York. Any claims relating to the SAPA or the Transaction are to be brought exclusively in the U.S. District Court for the Southern District of New York (or, if it lacks subject matter jurisdiction, any New York state court sitting in New York City).

2.	Shareholders’ Agreement

The Shareholders’ Agreement (or “SHA”) is an agreed form document under the SAPA that will be entered into between GSK, Pfizer, GSK Consumer Healthcare and certain of their affiliates on Completion. The SHA governs the relationship between the shareholders of the Consumer Healthcare Joint Venture and its ongoing management and operation.

2.1	Management structure

From Completion, GSK will have the right to appoint six directors to the CHJV Board and Pfizer will have the right to appoint three directors to the CHJV Board. GSK will have the right to appoint the Chair of the CHJV Board, with the initial Chair being Emma Walmsley, the CEO of GSK. The initial Chief Executive Officer will be Brian McNamara, currently CEO of the GSK CH Business, and the initial Chief Financial Officer will be Tobias Hestler, currently CFO of the GSK CH Business. Any removal of the initial or any subsequent CEO or CFO or the appointment of any subsequent CEO or CFO will be a matter for the CHJV Board.

2.2	Reserved matters

The SHA contains a list of customary reserved matters that may not be undertaken by the CHJV or any member of its group without the prior approval of Pfizer, including:

•	certain changes affecting the share capital and/or constitutional documents of the CHJV;

•	the CHJV undertaking certain material transactions, such as acquisitions, disposals and joint ventures, and capital expenditure above specified value thresholds;

•	the CHJV entering into or amending certain arrangements outside the ordinary course of business between itself and the GSK Retained Group; and

•	the CHJV taking certain steps in relation to material litigation.

Subject to the reserved matters and the oversight of the CHJV Board, the executive management of the CHJV will have operational control of the CHJV and its business.

2.3	Funding and dividends

The CHJV will be permitted to make external borrowings up to an aggregate amount of £300 million. External borrowings in excess of that level would require Pfizer’s consent.

In the event that the CHJV requires funding for any purpose that is in excess of both any funding it currently has in place and that which it is permitted to borrow without Pfizer’s consent, the funding will be requested from GSK and Pfizer pro rata to their respective shareholdings. GSK and Pfizer will each be entitled to provide all (but not some only) of its proportion of the requested funds, but neither party will be obliged to provide such funding. In the event that only one party wishes to participate in that funding, that party will have the option to fund all or, with the CHJV’s approval, some only of the remaining portion of the funding request. Any outstanding Shareholder Loans provided to the CHJV will be repaid in priority to the payment of any dividends.

Dividends will be paid by the CHJV to the CHJV Shareholders in proportion to their respective ordinary shareholdings in respect of each quarterly accounting period. All readily available cash in excess of an agreed base cash figure of £300 million will be distributed subject to the availability of distributable reserves, there being no outstanding Shareholder Loans and after the payment of any dividends required to be paid on certain low-coupon preference shares held by GSK.

2.4	Protective covenants

Under the SHA, each of GSK and Pfizer have undertaken to the other that:

•

for a period of three years from Completion, it will not establish, be engaged in or have an equity interest in any entity or any business that competes with the business of the CHJV, or assist any other person to do any of the foregoing; and

•

for a period of six years following Completion, it will not acquire, or acquire an equity interest in or acquire all or substantially all of the assets of, another entity or business that competes with the business of the CHJV.

These undertakings are subject to customary carve-outs, including to allow (amongst other things):

(i)

the holding of listed securities, provided that such holding does not result in the relevant party holding more than 10 per cent. of the voting rights of, or otherwise controlling, the relevant listed entity;

(ii)

the acquisition of any competing business, provided that the relevant party grants the CHJV a right of first negotiation to acquire that competing business in accordance with the provisions of the SHA. In the event that the CHJV does not wish to purchase the competing business or the agreed time period for negotiation expires without the relevant party and the CHJV entering into an agreement in respect of that competing business, the relevant party would be permitted either to keep the competing business or to sell it to a third party; and

(iii)	GSK or Pfizer to continue to own and manage the businesses of the GSK Retained Group or the Pfizer Retained Group, respectively.

2.5	Exit provisions

GSK separation rights

At any time from Completion, GSK will have the right to require, by written notice to Pfizer, an Admission of the CHJV in accordance with the terms of the SHA and the Structuring Considerations Agreement (a “GSK-Initiated Separation”). In any such GSK-Initiated Separation, GSK may decide what proportion of its shares in the CHJV it wishes to demerge directly to its shareholders and/or sell through a contemporaneous initial public offering, provided that GSK will be required to procure the listing of sufficient CHJV shares to satisfy the minimum free float requirement of the relevant stock exchange. The aggregate amount of CHJV shares to be sold by GSK and/or Pfizer in an initial public offering will be subject to a limit (the “Maximum Sale Level”) set by appointed investment banks at a level that they determine would avoid a discount that is more than customary for a comparable initial public offering being required to achieve the sale of shares in the offering. GSK’s ability to sell CHJV shares will be subject to the Maximum Sale Level and also to scaling-back to take account of any allocation to Pfizer in accordance with its rights described below.

Pfizer will be entitled to participate in a GSK-Initiated Separation, by demerging its shares in the CHJV directly to its shareholders and/or selling shares in a contemporaneous initial public offering. Pfizer’s ability to sell shares in that offering will be capped at the greater of (i) the Maximum Sale Level less the number of shares that GSK wishes to sell and (ii) a proportion of the Maximum Sale Level that corresponds to its proportionate holding in the CHJV (in which case GSK’s sale entitlement will be scaled back accordingly). Pfizer will not be obliged to sell or demerge any of its shares in the CHJV as part of a GSK-Initiated Separation.

The parties will have 12 months to complete a GSK-Initiated Separation (from the date on which it is initiated by GSK), which may be extended to 18 months at GSK’s option, provided that such period may not be extended so as to end on a date falling after the fifth anniversary of Completion. GSK will be entitled to abandon a GSK-Initiated Separation at any time without any liability to Pfizer. In certain circumstances where GSK abandons a GSK-Initiated Separation, it will be prohibited from initiating a further GSK-Initiated Separation for a period of 12 months following the date of abandonment.

Pfizer separation rights

From five years after Completion, Pfizer will have the right to require, by written notice to GSK, an Admission of the CHJV (a “Pfizer-Initiated Separation”). In any such Pfizer-Initiated Separation, Pfizer may decide what proportion of its shares in the CHJV it wishes to demerge directly to its shareholders and/or sell through a contemporaneous initial public offering, provided that Pfizer will be required to procure the listing of sufficient CHJV shares to satisfy the free float requirement of the relevant stock exchange. Pfizer’s ability to sell CHJV shares will be subject to the Maximum Sale Level and also to scaling-back to take account of any allocation to GSK in accordance with its rights described below.

GSK will be entitled to either:

(i)

instead of proceeding with the Pfizer-Initiated Separation, purchase all (but not some only) of Pfizer’s CHJV shares at a price reflecting the fully distributed public trading equity value of the CHJV at the relevant time, which, in the absence of agreement between the parties, will be determined according to an agreed valuation procedure involving nominated and independent investment banks (the “GSK Pre-emption Option”). If GSK were to exercise the GSK Pre-emption Option, closing of the transaction would be conditional on antitrust and other legal or regulatory conditions mandatorily imposed by applicable law, including any Shareholder approval of GSK required under the Listing Rules. If any conditions to completion of such a transaction were to remain outstanding nine months after GSK’s exercise of the GSK Pre-emption Option, the transaction would lapse and terminate. In the event that GSK is required to obtain the approval of Shareholders as a condition to completion of the GSK Pre-emption Option and such approval is not obtained at the Shareholders’ meeting convened for the purposes of obtaining it, GSK would be required to pay Pfizer a break payment of $200 million (or such lower amount as GSK is able to pay as a break payment without requiring shareholder approval in advance); or

(ii)

participate in a Pfizer-Initiated Separation by demerging its shares in the CHJV directly to its shareholders and/or selling shares in a contemporaneous initial public offering, save that, if Pfizer has notified GSK that it does not intend to demerge any of its CHJV shares, GSK will be prohibited from demerging shares alongside the initial public offering initiated by Pfizer. GSK’s ability to sell CHJV shares in an initial public offering as part of a Pfizer-Initiated Separation will be capped at the greater of (i) the Maximum Sale Level less the number of shares that Pfizer wishes to sell and (ii) 50 per cent. of the Maximum Sale Level (in which case Pfizer’s sale entitlement will be scaled back accordingly).

GSK will not be obliged to sell or demerge any of its shares in the CHJV, or to exercise the GSK Pre-emption Option, as part of a Pfizer-Initiated Separation.

Other than a Pfizer-Initiated Separation in respect of which GSK exercises the GSK Pre-emption Option, the parties will have 12 months to complete a Pfizer-Initiated Separation (from the date on which it is initiated by Pfizer), which may be extended to 18 months at Pfizer’s option. Pfizer will be entitled to abandon a Pfizer-Initiated Separation at any time without any liability to GSK. In certain circumstances where Pfizer abandons a Pfizer-Initiated Separation, it will be prohibited from initiating a further Pfizer-Initiated Separation for a period of 12 months following the date of abandonment.

Exit process and mechanics

In relation to any separation and listing of the CHJV, GSK will have broad discretion (subject to the terms of the SHA and the Structuring Considerations Agreement) regarding the structure and process of such Listing Transaction. In particular:

(i)

GSK will be entitled to decide the stock exchange(s) on which the CHJV is to have its primary and secondary listings, on the understanding that if the CHJV is to have its primary listing on a stock exchange in the United Kingdom, it shall also establish a level 2 sponsored American depositary receipt program and that such American depositary receipts will be listed on a stock exchange in the United States concurrently with the primary listing;

(ii)

the parties have agreed that the CHJV will incur borrowings so as to result in an initial ratio of net debt to the aggregate of the CHJV’s last four quarters’ Adjusted EBITDA of between 3.5x and 4.0x and will return the cash proceeds of that recapitalisation to GSK and Pfizer by way of a pre-separation dividend in proportion to their shareholdings. GSK will have control over the exact level of such a pre-separation recapitalisation, provided that the leverage incurred by the CHJV is within the above range;

(iii)	GSK will be entitled to determine the CHJV’s prospective dividend policy as a listed company, provided that Pfizer’s consent will be required for any such policy that includes a pay-out ratio that is less than 30% or more than 50% of the aggregate of the CHJV’s last four quarters’ “Adjusted profit attributable to shareholders” (as defined in GSK’s then most recent consolidated group accounts); and

(iv)

GSK will be entitled to determine the governance arrangements, board composition and remuneration arrangements of the CHJV as a listed company, subject to the requirements of law, regulation and governance requirements applicable to the stock exchange(s) on which the CHJV is listed and Pfizer’s rights, including its ongoing board appointment rights, under the SHA.

In relation to a GSK-Initiated Separation:

(i)	GSK will be entitled to specify the price at which any CHJV shares are sold in the initial public offering element of that transaction (if any);

(ii)	GSK will be entitled in good faith consultation and co-operation with Pfizer, to determine the nature and strategy of such a sale of CHJV shares;

(iii)	GSK will be entitled to nominate the global co-ordinators in connection with the transaction, following prior consultation with Pfizer; and

(iv)	Pfizer will be entitled to nominate a proportion of the total number of bookrunners approximately proportionate to Pfizer’s percentage interest in the CHJV.

In relation to a Pfizer-Initiated Separation:

(i)	Pfizer will be entitled to specify the price at which any CHJV shares are sold in the initial public offering element of that transaction (if any);

(ii)	the parties will jointly determine, in good faith consultation and co-operation with each other, the nature and strategy of such a sale of CHJV shares; and

(iii)	each party will be entitled to nominate one of the two global co-ordinators in connection with the transaction, and Pfizer will be entitled to nominate 50 per cent. of the bookrunners

Post-listing matters

Following a listing of the CHJV:

(i)	at least half of the CHJV Board, excluding the chair, will be independent non-executive directors and the chair of the CHJV Board will be independent on appointment;

(ii)

the CHJV will comply in all material respects with the recommendations of the then current UK Corporate Governance Code, if applicable, save in any respect that is not material, where compliance would be contrary to the rights of any party under the SHA or as otherwise agreed by GSK and Pfizer;

(iii)

if Pfizer holds 20 per cent. or more of the issued ordinary share capital of the CHJV, it will be entitled to appoint two directors to the CHJV Board, and if it holds less than 20 but not less than 10 per cent., it will be entitled to appoint one director to the CHJV Board, subject in either case to a customary relationship agreement with the CHJV and the requirements of law and regulation applicable to the stock exchange on which the CHJV is listed; and

(iv)

if either Pfizer or GSK holds more than 15 per cent. and less than 50 per cent. of the issued ordinary share capital of the CHJV, they will enter into agreements whereby they will be restricted from taking steps to acquire or become obliged to acquire shares in the CHJV for a period of three years from completion of the Listing Transaction, save in certain specified circumstances including the announcement of a takeover of the CHJV or pursuant to a pre-emptive offering of shares by the CHJV.

In addition:

(i)

if GSK and Pfizer both remain shareholders in the CHJV following completion of a Listing Transaction, they will be obliged to enter into an orderly marketing agreement with each other to govern their respective rights and obligations in respect of sales of retained shares in the CHJV following completion of a Listing Transaction; and

(ii)	if either of GSK or Pfizer remain shareholders in the CHJV following completion of a Listing Transaction, the other party and the CHJV will be required to provide information and assistance to assist with later sales or demergers of CHJV shares by GSK or Pfizer (as applicable), including such information as is required for the production of any public documents in connection therewith.

2.6	GSK Call Option

From 15 years after Completion, GSK will be entitled to require Pfizer to sell to GSK its entire shareholding in the CHJV at a price reflecting the fully distributed public trading equity value of the CHJV at the relevant time, which, in the absence of agreement between the parties, will be determined according to an agreed valuation procedure involving nominated and independent investment banks (the “GSK Call Option”). If GSK exercises the GSK Call Option, closing of the transaction will be conditional on antitrust and other legal or regulatory conditions mandatorily imposed by applicable law, including any Shareholder approval of GSK required under the Listing Rules.

2.7	Restrictions on transfer

The SHA will prohibit each of GSK and Pfizer from transferring their respective interests in the CHJV to a third party without the other’s consent (which consent may be withheld at that party’s absolute discretion). Each CHJV Shareholder will be permitted to transfer all (but not some only) of its shareholding to another wholly-owned member of the GSK Group or the Pfizer Group, respectively.

2.8	Termination

The SHA will terminate immediately (except with respect to certain provisions, including those provisions expressly stated to continue after termination without limit in time) in the event that (i) only the GSK Group or only the Pfizer Group remain holding shares in the CHJV or (ii) the shares of the CHJV have been admitted to trading on a recognised stock exchange and listed pursuant to a Listing Transaction.

2.9	Governing law and jurisdiction

The SHA is to be exclusively governed by and construed in accordance with English law. Any matter, claim or dispute relating to the SHA is to be governed by and determined in accordance with English law.

3.	Structuring Considerations Agreement

The Structuring Considerations Agreement (or “SCA”) is an agreed form document under the SAPA that will be entered into between GSK, Pfizer, GSK Consumer Healthcare and certain of their respective affiliates on Completion to govern tax, accounting and reporting matters throughout the life of the CHJV as well as in connection with a Listing Transaction.

PART 4

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with all other information in this document.

The risk factors in this document set out the necessary disclosure in accordance with the Listing Rules, and do not seek to cover all of the material risks which generally affect the Group or the businesses that are the subject of the Transaction. Further information on the material risks which affect the Group generally and not specifically in relation to the Transaction are set out in the 2018 Annual Report. For the avoidance of doubt, disclosures contained in the 2018 Annual Report have not been incorporated into, and do not otherwise form part of, the disclosures made in this document.

The risks and uncertainties described below represent those known to the Directors as at the date of this document which the Directors consider to be material risks relating to the Transaction, as well as material risks to the Group that will be impacted by the Transaction. However, these risks and uncertainties are not the only ones which, following closing of the Transaction, the Enlarged Group will face. Additional risks and uncertainties that do not currently exist or that are not currently known to the Directors, or that the Directors currently consider to be immaterial, or which the Directors consider to be material but which are not related to or will not be impacted by the Transaction, could also have a material adverse effect on the Enlarged Group’s business, results of operations, financial position or prospects.

If any or a combination of these risks actually occurs, the Transaction and/or the relevant business, financial condition, results of operations or prospects of the Group or the Enlarged Group could be materially and adversely affected. In such case, the price of the Ordinary Shares could decline and you may lose all or part of your investment.

The risks are not intended to be presented in any assumed order of priority. The information given is as at the date of this document and, except as requested by the FCA or required by the Listing Rules or any other applicable law, will not be updated. Any forward-looking statements are made subject to the reservations specified under ‘Forward Looking Statements’ on page 5 of this document.

1.	RISKS RELATING TO THE TRANSACTION

Completion of the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of conditions which, if not satisfied, may result in the Transaction not proceeding and, in certain circumstances, could also result in the payment by the Company of the Break Fee

Completion of the Transaction is subject to the satisfaction (or waiver, where applicable) of a number of conditions on or before 30 September 2019 (which date may be extended by either party to 31 December 2019 or 31 March 2020 in the case of the conditions relating to the receipt of antitrust clearances), including:

(A)	the approval of the Resolution by Shareholders at the General Meeting;

(B)

the receipt of various antitrust clearances in respect of the Transaction, including merger clearances by the EU Commission, expiry of any applicable waiting periods under the HSR Act and receipt of various other antitrust approvals as described in paragraph 1.3 of Part 3 of this document;

(C)	there being no governmental orders restraining or otherwise prohibiting the Transaction;

(D)

the other party’s representations and warranties generally being true and correct as at Completion, except to the extent that any failure to be true and correct (individually or in the aggregate) would not have a Material Adverse Effect in relation to that party’s respective contributed business; and

(E)	each of GSK and Pfizer having performed and complied in all material respects with its respective pre-closing covenants.

There is no guarantee that these (or any other) conditions will be satisfied (or waived, if applicable). If any of the conditions are not satisfied (or waived, if applicable), the Transaction may not complete. If the Transaction fails to complete, the anticipated benefits of the Transaction will not be achieved and the Company would nonetheless have incurred costs in connection with the Transaction. In certain circumstances, including in the event that the Transaction is terminated where the condition relating to the approval by Shareholders of the Resolution is not satisfied, GSK may also be required to pay the Break Fee of $900 million to Pfizer by way of compensation.

The terms on which antitrust and regulatory approvals are provided may jeopardise or delay the Transaction, result in additional expenditure and/or reduce the anticipated benefits of the Transaction

As a condition to their clearance of the Transaction, antitrust and regulatory authorities may require the modification of the terms of the Transaction or divestitures of parts of the GSK CH Business and/or the Pfizer CH Business or may otherwise place restrictions on the conduct of the business of the Enlarged Group. In addition, GSK may give undertakings, which may include proposing divestments or excluding certain assets from the Transaction, in order to obtain such clearances. Any such modifications, divestments or restrictions could jeopardise or delay Completion, impose significant additional costs on the Enlarged Group and/or may reduce the anticipated benefits of the Transaction, any of which could materially and adversely affect the financial results of the Enlarged Group.

The outcome of the various antitrust and regulatory clearance applications is not yet known and is not within the control of GSK or Pfizer. As a result, there can be no certainty or assurance as to the outcome of such applications or that any such applications will be successful. In the event that antitrust and regulatory approvals are not received in each jurisdiction in which they are required, the Transaction may not be consummated either in that specific jurisdiction or, in certain circumstances, at all.

In addition, GSK and Pfizer are both obliged to take all actions and do all things necessary under applicable antitrust laws to consummate the Transaction. Without limiting the generality of this obligation, there is no limit on the number or value of any divestitures, undertakings or commitments that GSK may be required under the Stock and Asset Purchase Agreement to give in order to ensure that all antitrust and regulatory approvals required in connection with the Transaction are obtained. Any such divestitures, undertakings or commitments could reduce the anticipated benefits of the Transaction, including the realisation of anticipated synergies, and could materially and adversely affect the results and operations of the Enlarged Group. It is GSK’s current expectation, as supported by the antitrust analysis undertaken by its advisers, that, if GSK is required to make, or to commit to make, divestitures of assets comprising the GSK CH Business and/or the Pfizer CH Business in order to obtain the antitrust and regulatory approvals required to effect Completion, the extent of such divestitures would be within the scale of the consumer healthcare divestitures that GSK already intends to make in the period from 2019 – 2020, which are currently targeting net proceeds of approximately £1 billion.

The Enlarged Group may experience difficulties in integrating the Pfizer CH Business with the GSK CH Business

The future prospects of the Enlarged Group will, in part, be dependent upon the Enlarged Group’s ability to integrate the Pfizer CH Business with the existing GSK CH Business, and the ability of the Enlarged Group to realise the anticipated benefits and cost savings from combining the respective businesses. Some of the potential challenges relating to integration may not become known until after Completion.

The key potential difficulties in integrating the businesses include the following:

(A)

the complexity of transferring employees and assets (including intellectual property, third party contracts, real estate and marketing authorisations and other licences/permits) and consolidating operations, infrastructure, procedures, systems, facilities, services and policies across many different countries, jurisdictions, regulatory systems and business cultures;

(B)	maintaining employee engagement and retaining and incentivising key employees;

(C)	the diversion of management time and resources away from the day-to-day operations of the Group;

(D)

ensuring day 1 readiness upon Completion and limiting disruption to the ongoing businesses of the Enlarged Group, including minimising the risk of supply chain interruptions and ensuring that necessary transitional arrangements between Pfizer and the Enlarged Group function successfully;

(E)	replacing and/or integrating IT systems used by the Pfizer CH Business with those used by the GSK CH Business and transferring relevant data from Pfizer IT systems to GSK IT systems;

(F)	the technical transfer of manufacturing and other processes and services, upon expiry of transitional manufacturing and services arrangements and/or in-sourcing of third party supply contracts; and

(G)	maintaining business continuity throughout integration.

Difficulties experienced in the integration process could potentially lead to the interruption of operations of the businesses, or a loss of customers, suppliers or key personnel, which could have a material adverse effect on the business, results of operations or financial condition of the Enlarged Group.

Transaction-related costs may exceed the Company’s expectations

The Company expects to incur costs in relation to the Transaction, including integration and post-Completion costs in order to implement the Transaction successfully and deliver anticipated costs savings. The actual costs may exceed those estimated and there may be additional and unforeseen expenses incurred in connection with the Transaction. In addition, the Company has incurred and will incur legal, accounting and transaction fees and other costs relating to the Transaction, a material part of which are payable whether or not the Transaction completes. Such costs could materially and adversely affect the realisation of synergies and the results of operations of the Group or the Enlarged Group.

The Enlarged Group may fail to realise, or it may take longer than expected to realise, the anticipated benefits of the Transaction

The Board believes that the Transaction is in part supported by the synergies that it is expected to deliver. However, these expected benefits may not be achieved, or may take longer than expected to realise, and other assumptions upon which the Board determined the terms of the Transaction may prove to be incorrect. To the extent that the Company incurs higher integration costs, achieves lower margin benefits or fewer cost savings than expected, the results of operations and financial condition of the Enlarged Group may suffer, which may materially and adversely affect the Company’s share price.

The Stock and Asset Purchase Agreement contains certain representations, warranties and indemnities, which could require GSK or GSK Consumer Healthcare to make payments to Pfizer

The Stock and Asset Purchase Agreement contains certain representations, warranties and indemnities given by the Company and GSK Consumer Healthcare in favour of Pfizer. Any payment required under those representations, warranties and indemnities may have a material and adverse effect on the cash flow and financial condition of the Enlarged Group.

The Consumer Healthcare Joint Venture and the Enlarged Group may not have full recourse to Pfizer under the Stock and Asset Purchase Agreement

Under the terms of the Stock and Asset Purchase Agreement, Pfizer provides GSK Consumer Healthcare and GSK with certain representations, warranties and indemnities. However, these representations, warranties and indemnities may not cover all potential liabilities associated with the Pfizer CH Business, and they are in certain circumstances limited in their scope, duration and/or the amount which may be claimed under them. Accordingly, GSK Consumer Healthcare and GSK may not have recourse against Pfizer, or may not recover in full from Pfizer, for losses which it may suffer in respect of a breach of those warranties, or in respect of the subject matter of any of the indemnities, or otherwise in respect of the Consumer Healthcare Joint Venture. This could materially and adversely affect the operations and financial results of the Consumer Healthcare Joint Venture and, following Completion, the Enlarged Group.

Events or developments may occur which have an adverse effect on the businesses that are the subject of the Transaction but do not entitle the Company to terminate the Transaction

Pursuant to the Stock and Asset Purchase Agreement, the Company will only be entitled to terminate the Transaction: (i) if agreed between the parties; (ii) if Completion has not occurred by 30 September 2019 (which date may be extended by either party to 31 December 2019 or 31 March 2020 if the Transaction has not completed as a result of a failure to satisfy (or waive, as applicable) any of the conditions relating to the receipt of antitrust clearances); (iii) if there has been a material breach of Pfizer’s representations, warranties, covenants or agreements that has resulted in either (x) a breach of its representations and warranties as at Completion that would (individually or when aggregated with other such breaches) have a Material Adverse Effect in relation to the Pfizer CH Business or (y) Pfizer failing to have performed and complied in all material respects with its agreements and covenants as required on or prior to Completion, in either case only to the extent that such breach is not capable of being remedied by 30 September 2019 (which may be extended, at either GSK’s or Pfizer’s option, to 31 December 2019 or 31 March 2020 in the case of delayed antitrust approvals); (iv) there being a governmental order permanently prohibiting the Transaction; or (v) if Shareholders do not approve the Resolution at the General Meeting.

During the period prior to Completion, events or developments may occur which have an adverse effect on the Pfizer CH Business but do not enable the Company to terminate the Transaction under the terms of the Stock and Asset Purchase Agreement. The Company would then be required to proceed to Completion notwithstanding the adverse events or developments, and this could have a material and adverse effect on the business, financial condition and results of the Company.

Failure to obtain third party consents from contractual counterparties of the Pfizer CH Business may reduce the anticipated benefits of the Transaction

The Pfizer Group is party to a number of contracts relating to the Pfizer CH Business with third parties in respect of which it is intended that either the relevant contracting entity within the Pfizer Group will be transferred to the Consumer Healthcare Joint Venture or the contract will be assigned to the Consumer Healthcare Joint Venture. Certain of those contracts may provide the counterparty with a right to terminate, including as a result of (i) the change of control of, or assignment by, the Pfizer contracting party; and/or (ii) breach of applicable non-compete restrictions as a result of the contract being held within the Enlarged Group. If such contracts are terminated or the counterparties do not grant consents/waivers on favourable terms, this may reduce the anticipated benefits of the Transaction and could have a material adverse effect on the Enlarged Group’s business, financial condition and/or results of operations.

Risks of executing the Transaction could cause the market price of GSK shares to decline

The market price of the Company’s Shares may decline as a result of the Transaction, among other reasons, if:

(A)	the integration of the Pfizer CH Business into the Group is delayed or unsuccessful;

(B)	the Company does not achieve the anticipated benefits of the Transaction as rapidly, or to the extent anticipated by the Board, analysts or investors, or at all;

(C)	the effect of the Transaction on the Company’s financial results is not consistent with the expectations of analysts or investors; or

(D)	Shareholders sell a significant number of Shares following Completion.

The successful completion of a GSK-Initiated Separation of the Consumer Healthcare Joint Venture may be dependent on a number of factors that are outside the Company’s control, including favourable conditions in public equity markets and public or private debt markets and changes in applicable law and regulation

GSK’s ability to exit the Consumer Healthcare Joint Venture through a GSK-Initiated Separation may be dependent on a number of factors such as (i) the condition of public or private debt markets being such that the Consumer Healthcare Joint Venture is able to raise, on terms acceptable to the Group, sufficient levels of debt finance to undertake a pre-separation recapitalisation and distribution of the proceeds to GSK and Pfizer, and (ii) the condition of public equity markets being such as to enable a successful sale or demerger of shares in the Consumer Healthcare Joint Venture. Conditions in public equity markets and public or private debt markets are not within the Company’s control and disruption in those markets may impede GSK’s ability to exit the Consumer Healthcare Joint Venture at the desired time or in the desired way.

In addition, GSK’s ability to implement a successful GSK-Initiated Separation, including by way of a demerger of its equity stake and a listing of the Consumer Healthcare Joint Venture on the London Stock Exchange, may be impeded or prevented by any change of law, regulation or the rules of any authority to which the Company is subject (including, for example, any rules or guidance issued by the FCA or H. M. Revenue & Customs) or any change to the way in which applicable law and regulation is interpreted and applied by the relevant authorities. Such changes are outside the control of the Company and there can be no guarantee that the Company’s preferred strategy in relation to the separation of the Consumer Healthcare Joint Venture from the Group will be capable of being implemented.

If GSK is not able to execute a successful GSK-Initiated Separation of the Consumer Healthcare Joint Venture, including by undertaking a pre-separation recapitalisation of the Consumer Healthcare Joint Venture and completing a demerger of its equity stake, at a time and on terms acceptable to it, the Group may not be able to implement its preferred strategy, including in relation to its pharmaceuticals and vaccines business, the reduction of leverage associated with those businesses, and the support for those businesses’ ongoing investment requirements (especially the Group’s R&D pipeline). This may have a material and adverse effect on the business, financial condition, results and operations of the Enlarged Group.

The expected benefits of a successful completion of a GSK-Initiated Separation of the Consumer Healthcare Joint Venture may not be realised and such a separation may be detrimental to the Consumer Healthcare Joint Venture and/or the Group

Following a successful separation of the Consumer Healthcare Joint Venture from the GSK Retained Group, there can be no guarantee that the expected benefits of such a separation will be realised. In particular, if such a separation does proceed, both the Consumer Healthcare Joint Venture and the GSK Retained Group will form smaller, less diversified groups. As a result, each separate group may be more exposed to cyclical, sector-specific or other risks than the Group and, following Completion, the Enlarged Group are currently. In addition, consistent with their smaller sizes, each separate group may not be able to obtain future debt or equity financing or put in place other contractual arrangements on terms as favourable as the Group and, following Completion, the Enlarged Group are currently able to achieve. Were any of these risks to be realised following a separation of the Consumer Healthcare Joint Venture from the GSK Retained Group, this may have a material and adverse effect on the business, financial condition, results and operations of the Consumer Healthcare Joint Venture and/or the GSK Retained Group.

The completion of a Pfizer-Initiated Separation, causing the Consumer Healthcare Joint Venture to become a listed, publicly traded company, would reduce GSK’s control over the Consumer Healthcare Joint Venture

Under the terms of the Shareholders’ Agreement, in the event that GSK has not exercised its exit rights in respect of the Consumer Healthcare Joint Venture within five years following Completion, Pfizer will be entitled to initiate a separation and listing of the Consumer Healthcare Joint Venture from that point in time. Whilst GSK would not be required to sell or demerge any of its shares in the Consumer Healthcare Joint Venture as part of such a Pfizer-Initiated Separation and could therefore retain its proportionate equity stake, GSK’s rights to appoint directors to the CHJV Board and other control rights would be reduced to a customary level for a company listed on the same exchange as the primary listing of the Consumer Healthcare Joint Venture, such that GSK would lose overall control of the CHJV Board and its control rights under the Shareholders’ Agreement would cease to apply. In that event, GSK may not be able to direct the business and operations of the Consumer Healthcare Joint Venture in accordance with the strategy and objectives of the Enlarged Group, which could have a material and adverse effect on the business, financial condition and results of the Enlarged Group.

2. EXISTING RISKS RELATING TO THE GROUP THAT WILL BE IMPACTED BY THE TRANSACTION

The Consumer Healthcare Joint Venture has operations in countries with high degrees of political, economic and legal uncertainty

The Transaction will result in the GSK Group having a greater exposure, through its increased ownership of the Consumer Healthcare Joint Venture, to a segment of its existing business, some of which is carried out in countries with high degrees of political, economic and legal uncertainty. This may exacerbate the Group’s existing geopolitical risks and risks arising from non-compliance with, or changes to, laws and regulations affecting the Group and/or the interpretation and application of those laws and regulations by governments or regulatory bodies in such jurisdiction. Any change in, or non-compliance with, applicable law and regulation (including in relation to taxation, pricing restrictions, intellectual property rights or compulsory licensing, international sanctions and local and international anti-bribery and corruption legislation) could materially and adversely affect the operations and financial results of the Consumer Healthcare Joint Venture and the Group.

The Pfizer CH Business has significant sales and operations in China. Chinese governmental authorities have recently introduced changes in regulations relating to registrations of all generic medicines, including OTC products, which affect both new and existing products and impose increased data submission requirements. These regulatory changes affect products of the Pfizer CH Business marketed in China, including certain Caltrate® and Centrum® products. There is a risk that the Pfizer CH Business and, following Completion, the Enlarged Group may be restricted from fully commercialising certain products in China if it is unable to comply with these regulatory changes on the required timetable. In addition, the size and structure of the Pfizer CH Business’ operations in China mean that, notwithstanding the compliance measures it has in place, the Pfizer CH Business is, and, following Completion, the Consumer Healthcare Joint Venture and the Group will be, exposed to a heightened risk of non-compliance with local and international legislation in China, including applicable anti-bribery and corruption legislation. If there have been any historic violations of anti-bribery and corruption laws relating to the Chinese operations of the Pfizer CH Business, the liabilities associated with these may be liabilities of the Consumer Healthcare Joint Venture for which the Consumer Healthcare Joint Venture may have limited or no recourse to Pfizer under the Stock and Asset Purchase Agreement.

Any non-compliance with local and international legislation, including product registration regulations and anti-bribery and corruption legislation, could materially and adversely affect the reputation, operations and financial results of the Consumer Healthcare Joint Venture and the Group.

The Transaction may increase the Group’s exposure to product liability risk

The Consumer Healthcare Joint Venture and the wider Group is subject to a complex legal and regulatory framework in relation to product liability. In order to mitigate its risk in this area, the Group has developed and implemented a set of quality control policies and procedures that are highly tailored to the specific requirements of the Group and the regulatory regimes of the jurisdictions in which it operates. Whilst the Consumer Healthcare Segment is generally considered to be exposed to lower product liability risk than the pharmaceuticals and vaccines segments of the Group, nevertheless, as a result of the Transaction, the Group will have a greater exposure to the risk of product liability claims and related issues in the Consumer Healthcare Joint Venture, including any such existing or future claims and issues arising in connection with the Pfizer CH Business. For example, in common with a large number of other proton pump inhibitor products, the Pfizer CH Business’ Nexium® 24HR product is the subject of ongoing multi-district product liability litigation in the United States. Whilst it is not possible to estimate reliably the liabilities associated with such litigation, those liabilities will be assumed by the Consumer Healthcare Joint Venture as a result of the Transaction, and the Consumer Healthcare Joint Venture and the Group may have limited or no recourse to Pfizer in respect of them. The risk of product liability claims and related issues affecting the Consumer Healthcare Joint Venture has the potential to do significant damage to the Group’s reputation and adversely affect the results of its operations and financial condition.

Economic conditions and other factors outside the Company’s control may adversely affect consumer and/or retailer spending decisions may adversely impact the business of the Group and, in particular, the business of the Consumer Healthcare Joint Venture

The business of the Consumer Healthcare Joint Venture is affected by changes in consumers’ discretionary spending on consumer healthcare products and any consequent changes in retailers purchasing stocks of consumer healthcare products. The prevailing global economic climate, inflation, levels of employment, real disposable income, salaries, wage rates, interest rates, consumer confidence and consumer perception of economic conditions can all influence customer spending decisions adversely. In turn, retailers’ perception of consumer spending habits can influence retailer spending decisions adversely. The Transaction will increase the Group’s exposure to consumer and retailer spending trends. Whilst sales of consumer healthcare products by the Group have not historically been materially adversely affected by downturns in the global economic climate, there can be no assurance that the foregoing events or factors will not adversely impact the sales of the Consumer Healthcare Joint Venture or the results of operations and financial condition of the Group, whether before or following the Transaction.

The Group may not be able to develop and commercialise new products in a timely fashion

The future growth of the Consumer Healthcare Joint Venture and, consequently, the Group is to a significant extent dependent on its ability to develop new products or new formulations of existing products. This development process is both time-consuming and costly and involves a high degree of business risk. The Group must develop, test and manufacture products to meet its own internal specifications as well as all applicable regulatory and safety requirements, and it is possible that a new product can fail to make it to market at any stage of this process. Whilst the Consumer Healthcare Joint Venture has a good track record of developing new products, there can be no guarantee that the Group will continue to be able to develop and commercialise new products at the rate required to retain or grow market share. Any failure to develop and commercialise new products in a timely fashion may decrease revenues and/or increase R&D costs and, consequently, may adversely affect the results of the Group’s operations and financial condition.

The Transaction will increase the size and complexity of the supply chains used by the Group, which may increase the Group’s risk of interruption of product supply

The Transaction will result in the Group inheriting manufacturing networks and supply and distribution chains for the Pfizer CH Business. The resulting increase in the scale and complexity of the manufacturing operations of the Enlarged Group (including the acquisition of additional manufacturing facilities and supply chains which will need to be integrated into the Company’s manufacturing network) may lead to an incremental risk of interruption of product supply. In the event of material disruption to supply and/or distribution chains, the Group may be required to engage alternative suppliers or distributors in order to maintain production and delivery of its products, which may cause it to incur significant additional expenditure.

In addition, in order to facilitate separation and integration of the businesses that are the subject of the Transaction, the GSK Consumer Healthcare Group will enter into a number of transitional manufacturing and supply and transitional services arrangements with the Pfizer Retained Group, including in relation to certain key products, with the result that the Group will not have complete control over its supply chain for the relevant products until longer term or successor arrangements have been established. In addition, the technical transfers of manufacturing and supply chains to the Group upon expiry of such transitional arrangements may be complex and will be subject to regulatory validation or approval, which may lead to delays in completing the technical transfer beyond the timelines currently anticipated, with the risk of possible supply interruptions.

Any interruption of supply could expose the Group to litigation or regulatory action or otherwise materially and adversely affect the results of operations and financial condition of the Group.

The Group may not be able to manufacture its products in compliance with good manufacturing practice

Failure to comply with good manufacturing practice or good distribution practice regulations throughout the Group’s in-house and contract manufacturing supply and distribution chains could lead to product supply interruptions and product recalls. As a result of the Transaction, the Consumer Healthcare Joint Venture is increasing its reliance on third parties and, in parallel, the GSK CH Business is continuing to undertake a global network rationalisation programme to reduce the number of manufacturing sites it uses, both of which may increase the risks to safe and timely supply of products. Failure by the Group to manufacture its products in accordance with good manufacturing practices could have the potential to do significant damage to the Group’s reputation and adversely affect the results of its operations and financial condition.

Determinations made by the Group with respect to the application of tax law may result in the payment of additional amounts for tax

The Transaction will result in the Group having an increased exposure, through its increased ownership of the Consumer Healthcare Joint Venture, to business operations which will be subject to taxation across multiple jurisdictions. The Group will be subject to many different forms of taxation including, but not limited to, corporate income tax, value added tax and social security and other payroll taxes. The worldwide nature of the Group’s operations means that intellectual property, R&D and manufacturing operations are centred in a number of locations. A consequence of this is that the Group’s cross-border supply routes, which are necessary to ensure supplies of healthcare products into numerous end markets, can be subject to complex tax laws and can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. These conflicting claims can result in legal disputes and, ultimately, in the payment of additional amounts of tax, which could have a material and adverse effect on the Group’s business, results of operations and financial condition.

PART 5

ADDITIONAL INFORMATION

1.	Registered Office

The registered office of the Company is at 980 Great West Road, Brentford, Middlesex TW8 9GS. The telephone number of the registered office is 020 8047 5000.

2.	Share capital

The total number of issued Ordinary Shares (including those underlying ADRs) as at the Latest Practicable Date was 5,381,149,079 (with 393,505,950 Ordinary Shares held in treasury). The total number of voting rights in relation to the Company as at the Latest Practicable Date was 4,987,643,129.

3.	Directors

The names and principal functions of the Directors of the Company are as follows:

Name	Position

Philip Hampton	Non-Executive Chairman

Emma Walmsley	Chief Executive Officer

Simon Dingemans	Chief Financial Officer

Iain Mackay	Chief Financial Officer Designate

Dr Hal Barron	Chief Scientific Officer and President, R&D

Manvinder Singh Banga	Senior Independent Non-Executive Director

Dr Vivienne Cox	Independent Non-Executive Director

Lynn Elsenhans	Independent Non-Executive Director

Dr Laurie Glimcher	Independent Non-Executive Director and Scientific & Medical Expert

Dr Jesse Goodman	Independent Non-Executive Director and Scientific & Medical Expert

Judy Lewent	Independent Non-Executive Director

Urs Rohner	Independent Non-Executive Director

4.	Major interests in shares

As at the Latest Practicable Date the Company had received notifications in accordance with the Disclosure Guidance and Transparency Rules of the following notifiable interests in the voting rights in the Company’s issued share capital:

	No. of shares	Percentage* of issued capital (%)
BlackRock, Inc.	359,325,075	7.20

*	Percentage of Ordinary Shares in issue, excluding Ordinary Shares held in treasury.

Save as disclosed above, the Company is not aware of any person who had a notifiable interest under the Disclosure Guidance and Transparency Rules as at the Latest Practicable Date.

As at the Latest Practicable Date, the Company was not aware of any person or persons who directly or indirectly, jointly or severally, exercise or could exercise control over the Company, nor is it aware of any arrangement the operation of which may at a subsequent date result in a change in control of the Company.

None of the Company’s major shareholders has or will have different voting rights attached to the Ordinary Shares they hold in the Company.

5.	No significant change

There has been no significant change in the financial or trading position of the GSK Group since 31 December 2018, being the date to which the GSK Group’s most recent published audited full-year financial results have been prepared.

6.	Material contracts

Save for the agreements summarised in Part 3 of this document, there are no contracts (other than contracts entered into in the ordinary course of business) that (i) Shareholders would reasonably require in making a properly informed assessment of how to vote on the Resolution, and (ii) have been entered into by members of the GSK Group, either (a) within the two years immediately preceding the date of this document which are or may be material, or (b) which contain any provision under which any member of the GSK Group has any obligation or entitlement which is or may be material to the GSK Group as at the date of this document.

7.	Related party transactions

By virtue of Pfizer being a related party of GSK under the Listing Rules, the agreement of the Break Fee arrangement under the Stock and Asset Purchase Agreement (details of which are set out in paragraph 1.4 of Part 3) constituted a smaller related party transaction within Listing Rule 11.1.10R.

Prior to agreeing the Break Fee, GSK obtained written confirmation from Citi and J.P. Morgan Cazenove, as joint sponsors, that the terms of the relevant arrangement are fair and reasonable as far as GSK shareholders are concerned.

8.	Consents

Citi has given and has not withdrawn its written consent to the references to its name in the form and context in which it appears in this document.

J.P. Morgan Cazenove has given and has not withdrawn its written consent to the references to its name in the form and context in which it appears in this document.

Greenhill has given and has not withdrawn its written consent to the references to its name in the form and context in which it appears in this document.

9.	Documents on display

Copies of the following documents will be available for inspection during normal business hours on any business day free of charge at the registered office of the Company at 980 Great West Road, Brentford, Brentford, Middlesex TW8 9GS and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, from the date of this document until the conclusion of the General Meeting:

(i)	the memorandum and articles of association of the Company;

(ii)	the audited financial statements of the GSK Group for FY2017 and FY2018;

(iii)	the written consents referred to in paragraph 8 above; and

(iv)	a copy of this document and the Form of Proxy.

Dated 2 April 2019

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

“2018 Annual Report”	means the Annual Report and Accounts of the Company in respect of FY2018;

“A Shares”	means the A ordinary shares of £1 each in the capital of GSK Consumer Healthcare;

“Adjusted Earnings”	means Total Earnings, excluding Adjusting Items;

“Adjusted EBITDA”	means earnings, excluding Adjusting Items, before interest, tax, depreciation and amortisation;

“Adjusted Operating Margin”	means Adjusted Operating Profit divided by turnover;

“Adjusted Operating Profit”	means total operating profit, excluding Adjusting Items;

“Adjusting Items”	means amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, which can include impairments of tangible assets and computer software, under specific Board-approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million, including integration costs following material acquisitions; transaction-related accounting or other adjustments related to significant acquisitions; proceeds and costs of disposals of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items; and the impact of the enactment of the US Tax Cuts and Jobs Act in 2017, together with the tax effects of all of these items, where appropriate;

“Admission”	means the admission of all of the ordinary share capital of the GSK Consumer Healthcare (or such other entity as a holding company of the Consumer Healthcare Joint Venture as the parties may agree) to trading on the main market of the LSE, the Nasdaq Stock Market or the New York Stock Exchange;

“ADR”	means American Depositary Receipts of GSK issued under the Deposit Agreement;

“ADR Voting Instruction Form”	means the voting form for use by holders of ADRs to vote at the General Meeting;

“AER”	has the meaning given on page 6 of this document;

“Ancillary Implementing Agreements”	means certain agreements to be entered into to give effect to the Transaction, including agreements relating to the assignment of intellectual property and the local implementation of the business and asset transfers contemplated by the Stock and Asset Purchase Agreement;

“B Shares”	means the B ordinary shares of £1 each in the capital of GSK Consumer Healthcare;

“Board” or the “Directors”	means the directors of the Company whose names are set out in paragraph 3 of Part 5 of this document (or, where the context requires, the directors of the Company from time to time);

“Break Fee”	means the break fee of $900 million to which Pfizer will be entitled in the event that the Transaction is terminated following: (i) the Board having adversely changed, withdrawn or qualified the GSK Board Recommendation; (ii) Shareholders having voted on the Transaction and failed to approve it; or (iii) Shareholders having failed to approve the Transaction by 30 September 2019 (or, at either GSK’s or Pfizer’s option, 31 December 2019 or 31 March 2020 in the case of delayed antitrust approvals);

“CER”	has the meaning given on page 6 of this document;

“CHJV Board”	means the board of directors of the Consumer Healthcare Joint Venture;

“CHJV Shareholders”	means the members of the GSK Group and the Pfizer Group, respectively, who from time to time are direct shareholders in the Consumer Healthcare Joint Venture, and “CHJV Shareholder” means any one of them;

“Circular”	means this document;

“Citi”	means Citigroup Global Markets Limited;

“Companies Act”	means the Companies Act 2006, as amended from time to time;

“Company” or “GSK”	means GlaxoSmithKline plc;

“Completion”	means completion of the Transaction;

“Consumer Healthcare Joint Venture” or “CHJV”	means the joint venture combining the GSK CH Business and the Pfizer CH Business, of which GSK Consumer Healthcare (or such other entity as the parties may agree) will be the holding company and in which the GSK Group will have a 68% equity interest and the Pfizer Group a 32% equity interest;

“Consumer Healthcare Segment”	means the reported consumer healthcare operating segment of GSK, which includes GSK Consumer Healthcare and GSK’s Indian and Nigerian publicly-listed businesses, some local go-to-market capabilities in smaller territories where this activity is shared with GSK’s pharmaceutical business, and also includes certain administrative and central costs;

“CREST”	means the paperless settlement procedure operated by Euroclear enabling system securities to be evidenced otherwise than by certificates and transferred otherwise than by written instrument;

“CREST Manual”	means the rules governing the operation of CREST as published by Euroclear;

“CREST Proxy Instruction”	means a proxy appointment or instruction made via CREST, authenticated in accordance with Euroclear’s specifications and containing the information set out in the CREST Manual;

“CREST Shareholders”	means Shareholders holding Ordinary Shares in CREST in uncertificated form;

“Deposit Agreement”	means the deposit agreement dated 6 April 2015 between GSK, the Depositary and the owners and holders of ADRs issued thereunder;

“Depositary”	means the Bank of New York Mellon as depositary under the Deposit Agreement;

“Disclosure Guidance and Transparency Rules”	means the rules made by the FCA in its capacity as the UK Listing Authority under Part VI of FSMA (and contained in the UK Listing Authority’s publication of the same name), as amended from time to time;

“Enlarged Group”	means the Group following the acquisition of the Pfizer CH Business;

“Equiniti”	means Equiniti Limited, Aspect House, Spencer Road, Lancing BN99 6DA;

“EU”	means the European Union;

“Euroclear”	means Euroclear UK & Ireland Limited, the operator of CREST;

“FCA”	means the Financial Conduct Authority;

“Form of Proxy”	means the form of proxy enclosed with this document for use by Shareholders in connection with the General Meeting;

“FSMA”	means the Financial Services and Markets Act 2000, as amended from time to time;

“FY2015”	means the year ended 31 December 2015;

“FY2016”	means the year ended 31 December 2016;

“FY2017”	means the year ended 31 December 2017;

“FY2018”	means the year ended 31 December 2018;

“FY2019”	means the year ended 31 December 2019;

“General Meeting”	means the general meeting of the Company, to be held at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD at 3.30 p.m. on Wednesday 8 May 2019 (or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned), or any adjournment thereof, notice of which is set out at the end of this document;

“Greenhill”	means Greenhill & Co. International LLP;

“GSK Board Recommendation”	means the recommendation of the Board set out in paragraph 8 of Part 1 of this document;

“GSK Call Option”	has the meaning given in paragraph 2.6 of Part 3 of this document;

“GSK CH Business”

means the GSK Group’s worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling any OTC consumer healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products for the treatment of or use by human beings (including products marketed under certain key brands, as more specifically set out in the SAPA), comprising the business of GSK Consumer Healthcare and the other elements of GSK’s Consumer Healthcare Segment not currently part of the business of GSK Consumer Healthcare such as GSK’s OTC business in India, as of the date of the SAPA and as of immediately prior to the date of Completion, but excluding:

(i)

the assets within scope, and the proceeds of, GSK’s proposed divestment of the Horlicks® brand and other consumer healthcare nutrition products to the Unilever Group (as announced on 3 December 2018), including GSK’s interest in its listed Indian subsidiary GlaxoSmithKline Consumer Healthcare Limited and its listed Bangladeshi subsidiary GlaxoSmithKline Bangladesh Limited;

(ii)	GSK’s interest in its listed Nigerian subsidiary, GlaxoSmithKline Consumer Nigeria plc;

(iii)	any products marketed, commercialised, distributed or sold under the brand names Imitrex® or Ventolin® and all products sold under such brand names or variations or derivations thereof; and

(iv)	any part of the GSK pharmaceutical division;

“GSK Consumer Healthcare”	means GlaxoSmithKline Consumer Healthcare Holdings Limited, a company registered in England under number 08998608 whose registered office is at 980 Great West Road, Brentford, Middlesex TW8 9GS, being the holding company of the Consumer Healthcare Joint Venture;

“GSK Consumer Healthcare Group”	means GSK Consumer Healthcare together with its subsidiaries and subsidiary undertakings from time to time;

“GSK Group” or “Group”	means the Company together with its subsidiaries and subsidiary undertakings from time to time;

“GSK-Initiated Separation”	has the meaning given in paragraph 2.5 of Part 3 of this document;

“GSK Pre-emption Option”	has the meaning given in paragraph 2.5 of Part 3 of this document;

“GSK Retained Group”	means the GSK Group, excluding GSK Consumer Healthcare (or any other holding company of the Consumer Healthcare Joint Venture from time to time) and its subsidiaries and subsidiary undertakings from time to time;

“HSR Act”	means the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“IFRS”	means International Financial Reporting Standards as adopted for use by the EU, as amended or modified from time to time;

“J.P. Morgan Cazenove”	means J.P. Morgan Securities plc;

“Latest Practicable Date”	means 29 March 2019, being the latest practicable date prior to publication of this document;

“Listing Rules”	means the rules made by the FCA in its capacity as the UK Listing Authority under Part VI of FSMA (and contained in the UK Listing Authority’s publication of the same name), as amended from time to time;

“Listing Transaction”	means a separation and listing of the Consumer Healthcare Joint Venture, whether pursuant to a GSK-Initiated Separation or a Pfizer-Initiated Separation;

“London Stock Exchange” or “LSE”	means London Stock Exchange plc;

“Material Adverse Effect”	means any change, event, development, occurrence or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial conditions of the GSK CH Business or the Pfizer CH Business (as applicable) taken as a whole, but excluding the effects of certain generic factors, including (amongst other things): (i) general economic conditions; (ii) changes in applicable law, regulation or accounting standards; (iii) changes affecting the consumer healthcare industry generally; (iv) natural disasters; (v) changes in GSK’s or Pfizer’s (as applicable) share price or trading volume; (vi) Pfizer’s pursuit of strategic alternatives for the Pfizer CH Business; (vii) certain actions taken in connection with the SAPA (including its negotiation, execution and performance), with certain exceptions; (viii) any labour strike or similar action affecting the Pfizer CH Business; and (ix) any retained assets or liabilities, except (in relation to (i)-(iv) above) where such factor has a disproportionate adverse impact on the business, results of operations or financial condition of the GSK CH Business or the Pfizer CH Business (as applicable), taken as a whole, relative to the other businesses in the industries in which the business operates;

“Maximum Sale Level”	has the meaning given in paragraph 2.5 of Part 3 of this document;

“Nicholas Hall 2017”	means Nicholas Hall’s DB6 Global OTC Database 2017;

“Notice”	means the notice of the General Meeting which is set out at the end of this document;

“Novartis”	means Novartis AG;

“Ordinary Shares” or “Shares”	means ordinary shares of 25 pence each in the capital of the Company;

“OTC”	means over-the-counter healthcare products;

“PCH Audited Carve-Out Accounts”	means the audited carve-out accounts of the Pfizer CH Business in respect of the years FY2015, FY2016 and FY2017, prepared by Pfizer under US GAAP in connection with the Transaction, together with the independent auditor’s report thereon;

“PCH Excluded Split Products”	means any products marketed, commercialised, distributed or sold under the trademarks, names or brands Diflucan One®, Feldene® Gel or Ponstan® or any variations or derivatives thereof;

“PCH Excluded Switch Products”	means any product containing any of the following compounds, or marketed, commercialised, distributed or sold under the following trademarks, names or brands or any variations or derivatives thereof:

(i)	Sildenafil citrate (Viagra®);

(ii)	Celecoxib (Celebrex®);

(iii)	Varenicline (Chantix® / Champix®);

(iv)	Atorvastatin (Lipitor®);

(v)	Gabapentin (Neurontin®); and

(vi)	Fesoterodine (Toviaz®);

“Pfizer”	means Pfizer Inc.;

“Pfizer CH Business”	means the Pfizer Group’s worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling any OTC consumer healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products for the treatment of or use by human beings (including products marketed under certain key brands, as more specifically set out in the SAPA), as conducted by the Pfizer Group as of the date of the SAPA and as of immediately prior to the date of Completion Date, but excluding:

(i)	the PCH Excluded Split Products;

(ii)	the PCH Excluded Switch Products; and

(iii)	any part of the Pfizer pharmaceutical division;

“Pfizer Group”	means Pfizer together with its subsidiaries and subsidiary undertakings from time to time;

“Pfizer-Initiated Separation”	has the meaning given in paragraph 2.5 of Part 3 of this document;

“Pfizer Retained Group”	means the Pfizer Group, excluding the Pfizer CH Business;

“Prospectus Rules”	means the rules made by the FCA in its capacity as the UK Listing Authority under Part VI of FSMA (and contained in the UK Listing Authority’s publication of the same name), as amended from time to time;

“R&D”	means research and development;

“Resolution”	means the ordinary resolution in respect of the Transaction set out in the Notice;

“Risk Factors”	means the risk factors set out in Part 4 of this document;

“Shareholder”	means a holder, for the time being of Ordinary Shares;

“Shareholder Loans”	means any loans advanced by any of the CHJV Shareholders to the Consumer Healthcare Joint Venture pursuant to and in accordance with the terms of the Shareholders’ Agreement;

“Shareholders’ Agreement” or “SHA”	means the shareholders’ agreement in relation to the Consumer Healthcare Joint Venture to be entered into at Completion between GSK, GSK Consumer Healthcare, Pfizer and certain of their respective affiliates, further details of which are set out in Part 3 of this document;

“Stock and Asset Purchase Agreement” or “SAPA”	means the stock and asset purchase agreement in relation to the formation of the Consumer Healthcare Joint Venture entered into between GSK, GSK Consumer Healthcare and Pfizer on 19 December 2018, further details of which are set out in Part 3 of this document;

“Structuring Considerations Agreement” or “SCA”	means the structuring considerations agreement in relation to certain tax structuring and reporting matters regarding the Consumer Healthcare Joint Venture to be entered into at Completion between GSK, GSK Consumer Healthcare, Pfizer and certain of their respective affiliates, further details of which are set out in Part 3 of this document;

“Total Earnings”	means GSK’s total profit attributable to Shareholders, calculated in accordance with IFRS;

“Transaction”	means the formation of the Consumer Healthcare Joint Venture between GSK and Pfizer;

“UK” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“UK Corporate Governance Code”	means the UK Corporate Governance Code published by the UK Financial Reporting Council (or any successor body) from time to time;

“UK Listing Authority” or “UKLA”	means the FCA acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“Unilever”	means Unilever N.V.;

“Unilever Group”	means Unilever together with its subsidiaries and subsidiary undertakings from time to time;

“United States” or “US”	means the United States of America;

“US GAAP”	means generally accepted accounting principles in the United States; and

“ViiV Healthcare”	means ViiV Healthcare Limited.

In this document, Sensodyne®, Sensodyne Rapid Relief®, Voltaren®, Panadol®, Fenbid®, Theraflu®, Tums®, Excedrin®, Polident®, Parodontax®, Corsodyl®, Otrivin®, Imitrex®, Flonase®, Ventolin®, Shingrix® and Horlicks® are registered trademarks of GSK; Advil®, Centrum®, Caltrate®, Emergen-C®, Emergen-Zzzz®, ChapStick®, Robitussin®, Preparation-H®, Thermacare®, Diflucan One®, Feldene®, Ponstan®, Viagra®, Celebrex®, Chantix®, Champix®, Lipitor®, Neurontin® and Toviaz® are registered trademarks of Pfizer; and Nexium® is a registered trademark of AstraZeneca AB.

GlaxoSmithKline plc

(Registered in England and Wales No. 3888792)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of GlaxoSmithKline plc (the “Company”) will be held at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD at 3.30 p.m. on Wednesday 8 May 2019 (or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned) for the purposes of considering and, if thought fit, passing the following resolution, which will be proposed as an ordinary resolution.

ORDINARY RESOLUTION

1.

THAT the Transaction (as defined and summarised in the circular sent to shareholders on 2 April 2019 (the “Circular”)) to be implemented in accordance with the terms and conditions contained in the Stock and Asset Purchase Agreement (as defined and summarised in the Circular) entered into between the Company, GlaxoSmithKline Consumer Healthcare Holdings Limited and Pfizer Inc. and the associated and ancillary agreements and arrangements relating thereto or to be entered into pursuant thereto, be and are hereby approved for the purposes of Chapter 11 of the Listing Rules of the Financial Conduct Authority, and that the Directors of the Company (or a duly authorised committee thereof) be and are hereby authorised to:

a.

take all such steps, execute all such agreements and make all such arrangements as may seem to them necessary, expedient or desirable for the purpose of giving effect to, or otherwise in connection with, the Transaction and/or the associated and ancillary agreements and arrangements relating thereto or to be entered into pursuant thereto; and

b.

agree and make such modifications, variations, revisions, waivers or amendments in relation to any of the foregoing (provided that such modifications, variations, revisions, waivers or amendments are not material) as they may in their absolute discretion think necessary, expedient or desirable.

Dated 2 April 2019

By order of the Board

Victoria Whyte

Company Secretary

GlaxoSmithKline plc

Registered Office:

980 Great West Road

Brentford

Middlesex

TW8 9GS

Notes:

1.

The Resolution at the General Meeting will be decided by poll as required by the Company’s articles of association. This is a more transparent method of voting as shareholder votes are counted according to the number of shares held and this will ensure an exact and definitive result.

2.

Shareholders are entitled to appoint one or more proxies to attend the General Meeting, and to speak and vote on his or her behalf, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.

3.
a.	To appoint a proxy you may:

i.	complete the Form of Proxy enclosed with this Circular, which should be returned directly to Equiniti at the address given in Note 3(e); or

ii.

if you have a Shareview portfolio, register your vote electronically by visiting www.shareview.co.uk, and log onto your portfolio using you user ID and password. Once logged in, simply click “View” on the “My Investments” page, click on the link to vote then follow the on screen instructions; or

iii.

register the appointment of your proxy electronically using the internet by logging on to www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your Form of Proxy enclosed with this Circular and following the instructions provided. Please note that any electronic communication sent to Equiniti in respect of the appointment of a proxy that is found to contain a computer virus will not be accepted; or

iv.

if your hold your shares in uncertificated form in CREST, you may utilise the CREST electronic proxy appointment service by using the procedures described in the CREST Manual. CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a service provider or providers, should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further details of voting via CREST are given on page 49.

b.	The proxy appointment must be received by the Company’s registrars, Equiniti, by 3.30 p.m. on Friday 3 May 2019.

c.

The “Vote withheld” option is provided to enable a member to withhold his or her vote on the Resolution. It should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes “For” or “Against” the Resolution.

d.	If you do not have a Form of Proxy and believe that you should have been sent one, or if you require additional proxy forms, please contact Equiniti on one of the numbers given in Note 3(e).

e.

The return of a completed Form of Proxy, other instrument, or any CREST Proxy Instruction will not prevent a member from attending the General Meeting and voting in person if he or she wishes to do so.

Equiniti	can be contacted using the following details:

Equiniti	Limited
Aspect	House
Spencer	Road
Lancing,	BN99 6DA

Tel:	0371 384 2991 (in the UK)*
Tel:	+ 44 (0)121 415 7067 (outside the UK)

*	Lines are open from 8.30 a.m. to 5.30 p.m., UK time, Monday to Friday, excluding public holidays in England and Wales.

f.

In the case of joint Shareholders where one or more of the joint Shareholders purports to appoint a proxy, only the vote of the first named in the register of members of those who have purported to appoint a proxy shall be accepted.

4.	Holders of the Company’s American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) may exercise their votes through the Depositary, BNY Mellon. Such holders wishing to attend the General Meeting should obtain prior authority by being nominated an “Appointed Proxy” by the Depositary, who can be contacted at:

BNY	Mellon Shareowner Services
PO	Box 505000
Louisville,	KY 40233-5000

Overnight correspondence should be sent to:

BNY	Mellon Shareowner Services
211	Quality Circle, Suite 210
College	Station, TX 77845

www.mybnymdr.com

Tel: 1 877 353 1154 (US toll free)

Tel: + 1 201 680 6825 (outside the US)

Applications to be nominated an “Appointed Proxy” must be received by 5.00 p.m. (New York City time) on 19 April 2019.

5.

Participants in the Company’s Corporate Sponsored Nominee service may exercise their votes through the Company’s registrars, Equiniti, by using the Form of Direction enclosed with this Notice, which should be returned direct to Equiniti at the address in Note 3(e) above. Please note that the Form of Direction must be received by 5.00 p.m. on 1 May 2019.

6.

Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the member by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the member as to the exercise of voting rights.

7.

The statement of the rights of members in relation to the appointment of proxies in Notes 2 and 3 above does not apply to Nominated Persons. The rights described in those Notes can only be exercised by members of the Company.

8.

To be entitled to attend and vote at the General Meeting, members must be entered on the register of members of the Company at 6.30 p.m. (London time) on Friday 3 May 2019, or, in the event of any adjournment, 6.30 p.m. (London time) on the date which is two business days before the time of the adjourned meeting. Members may cast votes only in respect of shares of which they were registered holders at such time, and changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting.

9.

The total number of issued ordinary shares of the Company (including those underlying ADRs) as at 29 March 2019 (being the latest practicable date prior to publication of this Notice) was 5,381,149,079 (with 393,505,950 ordinary shares held in treasury). The total number of voting rights in relation to the Company as at 29 March 2019 was 4,987,643,129.

10.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if there is more than one corporate representative, they do not do so in relation to the same shares.

11.

Members may not use any electronic address provided either in this Notice or any related documents (including the Circular and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

12.	A copy of the Circular, including this Notice, and other information required by section 311A of the Companies Act, can be found at www.gsk.com.

13.

Any member, proxy or joint shareholder attending the General Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the General Meeting but no such answer need be given if (i) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

14.

In the case of joint shareholders where one or more of the joint shareholders purports to appoint a proxy, only the vote of the first named in the register of members of those who have purported to appoint a proxy shall be accepted.

15.	To be admitted to the General Meeting, shareholders are asked to present their attendance card (which is attached to the Form of Proxy) or present proof of identity.

16.	On arrival at the place of the General Meeting, all those entitled to vote will be required to register and collect a poll card.

Further information on how to vote electronically

Voting using Shareview

If you have a Shareview portfolio, you may register your vote electronically by visiting www.shareview.co.uk, and log onto your portfolio using your user ID and password. Once logged in, simply click “View” on the “My Investments” page, click on the link to vote then follow the on screen instructions.

Voting using Sharevote

You may register your vote electronically by logging on to www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your enclosed Form of Proxy and following the instructions provided. If you would like to cast your vote electronically you need to do so by 3.30 p.m. on Friday 3 May 2019.

Voting using CREST’s electronic proxy appointment service

If you hold your shares in uncertificated form in CREST you may use the electronic proxy appointment service operated by CREST to appoint a proxy or proxies and register your vote. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual (available via www.euroclear.com). CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider or providers, should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual.

The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent Equiniti ID RA19 by 3.30 p.m. on Friday 3 May 2019.

For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions.

It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or Sponsored Member or has appointed a voting service provider or providers, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: April 2, 2019

By:	/s/ Victoria Whyte
Victoria Whyte Authorised Signatory for and on behalf of GlaxoSmithKline plc